
03056690

ProQuest Information and Learning

ProQuest Business Solutions

2002 Financial Highlights*

	2002
Operations:	
	$ 428,324
	225,491
	21,529
	14,401
	$ 89,561
	20,987
	24,687
	$ 43,887
	.65
Financial Position:	
	$ 631,517
	187,000
	29,756
Other Information:	
	$ 58,646
	8,393
Stock Performance:	
	$ 19.60
	549,251

Table of Contents

nstead of reading . . . understanding.

nstead of waiting . . . acting.

nstead of tapping your fingers . . . tapping your potential.

Whether it's a mechanic working on a Lincoln's transmission

or a student working on Lincoln's Gettysburg address.

Whether it's an academic library expanding research

offerings or a motorcycle dealership expanding its product line,

Whether it's with a classic research assignment

or a complex business issue.

Easy Dealer

For most powersports dealerships, managing the back-office functions of the business can be a bumpy ride.

Keeping tabs on accounts receivable, parts availability and loan processing can weigh down even the most efficient dealership. That's why more than 2,500 dealerships nationwide use dealership management systems (DMS) from ProQuest.

ProQuest's Lightspeed™ DMS helps powersports dealers – who sell motorcycles, snowmobiles, boats, RVs and the like – work more effectively and profitably by linking and automating several important functions including sales, parts, service and accounting. Lightspeed gives dealers the freedom to spend more time on the sales floor . . . and more time on the road.

Strategies for Profitable Growth

Penetrate New and Existing Markets: ProQuest continues to expand in the U.S. powersports market. Even in an economic climate that makes dealers conservative in their spending, ProQuest signed more than 200 new accounts and increased revenues by 9 percent in 2002.

Develop New Products: In 2002, ProQuest developed Lightspeed Discovery, a scalable Web-based DMS that meets the needs of smaller dealerships. Built on a new technology base, the system expands as the dealership grows, and it should help the company attract new customers in this market segment. ProQuest also was the first provider in the industry to introduce electronic product catalogs that allow dealers to locate and compare accessory items on their computers. Complete color graphics and descriptions accompany each item listing, so dealers can satisfy their customers' requests even faster.

Expand Content: ProQuest also serves the outdoor power market – construction, agriculture, and outdoor power equipment. In 2002, ProQuest continued to build new content relationships and signed a five-year, $6 million contract with Deere & Co. Partnering with this well-known brand greatly expands ProQuest's presence in this target market.

We help our customers finish work they have to do, so they can focus on what they love to do.

Clear and Present Possibilities

Making it to the top depends on making the right decisions.

Making the right decisions depends on having the right information.

And that's where the Alison performance measurement products of ProQuest's Automotive group come in. These products deliver information that automakers and their dealers find essential to map a direct route to prosperity. ProQuest collects and analyzes dozens of financial and performance metrics from dealers, then offers solutions that help manufacturers and dealers maximize sales and profits.

Manufacturers use the information to assess and enhance the performance of their dealer partners. Dealers use Alison products to instantly access data about sales, expenses and margins. Additional tools help dealers control costs, manage growth and optimize personnel decisions.

More importantly, ProQuest performance measures provide benchmarking information, so dealers can see how they stack up against the industry – and how to stay one step ahead.

Strategies for Profitable Growth

Penetrate New and Existing Markets: Sales of ProQuest's performance measurement products increased by 9 percent in 2002. The products continued to extend their reach with manufacturers and dealers. For its traditional dealership performance monitoring service, the company added new accounts such as Ford's Premier Automotive Group in the United States, which includes Aston Martin, Jaguar, Land Rover and Volvo. These accounts represent a significant growth opportunity for ProQuest.

Develop New Products: In 2002 ProQuest completed the rollout of its first NXC application for General Motors Europe (GME). NXC, a Web-based technology platform, allows dealers to send and receive performance measures electronically. Published in 14 languages and suitable for use in 20 European countries, the system delivers up-to-date financial and other performance-trend information about dealerships to GME's field force – whether they are in the office or on the road. This service is now available to more than 3,000 European dealers operating 10,000 Vauxhall, Opel and Saab outlets. ProQuest also introduced a new business planning product that enables dealerships and manufacturers to project financial performance more accurately.

We help our customers finish work they have to do, so they can focus on what they love to do.

Paradise Found

"In Xanadu did Kubla Khan / A stately pleasure-dome decree . . ."

For educators and students, XanEdu products evoke the idyllic refuge of Samuel Taylor Coleridge's poem.

The nation's 800,000 professors traditionally have created supplementary coursepacks of newspaper, magazine and journal articles. These paper coursepacks – which are difficult to keep current and require copyright permission from each publisher – can take weeks to assemble and update.

XanEdu products make developing and updating these materials easy and fast, often reducing the entire process to a few days or even hours.

In 2002, more than 8,500 instructors used XanEdu labor-saving tools to create copyright-cleared course materials from ProQuest's vast content holdings, as well as from outside materials. Students purchase these current and relevant educational supplements in online or print formats. With easy-to-use XanEdu™ CoursePacks, students can wrap up their assignments faster and more thoroughly – and then head off to their own idyllic refuges.

Strategies for Profitable Growth

Penetrate New and Existing Markets: XanEdu products had 2002 revenues of nearly $10 million, up from $4 million in 2001. New professors were added at a number of noteworthy colleges, including Arizona State University, Boston University and Harvard University. These products are expected to generate sales of $20 million and become profitable by the end of 2003, in only their third year.

Develop New Products: ProQuest's rapidly evolving XanEdu product line is expanding from simply providing republished collections of news and editorial content to developing comprehensive multimedia learning aids. In April 2002, ProQuest joined Time Warner Books and Harvard professor Henry Louis Gates Jr. to create a new XanEdu product – an educational supplement to *The Bondwoman's Narrative*. This historically significant novel is the first ever written by a female fugitive slave.

Pursue Strategic Acquisitions: In August 2002, ProQuest Company acquired MetaText, an interactive publishing platform. As a result, ProQuest can tap the company's collection of digital textbooks from leading publishers such as Houghton Mifflin, Pearson and John Wiley & Sons. ProQuest then blends that content into its own unique offering of custom XanEdu digital and print course material.

We help our customers finish work they have to do, so they can focus on what they love to do.

The Research Beneath My Wings

By breathing new life into millions of pages of old books, newspapers and periodicals, ProQuest library products help the educational dreams of students, instructors and researchers take flight.

ProQuest continually improves the value of its products by adding new content and by making them more relevant, accessible and stimulating. New products such as ProQuest Historical Newspapers™ deliver full-page views of the complete runs of papers including *The New York Times* and *The Wall Street Journal,* enabling researchers to find what they are looking for in new, exciting and timesaving ways.

ProQuest has more content available for digitization than any other commercial archive in the world. With billions of pages in its archives – including more than 7,000 newspaper titles, 18,000 periodical titles, 550 research collections, 15 million proprietary abstracts and 144,000 out-of-print books – ProQuest has the resources to create even more products that will allow future generations to soar.

Strategies for Profitable Growth

Develop New Products: In 2002, its first full year on the market, ProQuest Historical Newspapers generated more than $4 million in sales. The success of this landmark collection was driven by the complete digitization of *The New York Times* and *The Wall Street Journal.* Full digital versions of *The Washington Post* and *The Christian Science Monitor* will be available in 2003.

Pursue Strategic Acquisitions: On December 30, 2002 the company acquired Bigchalk, a K-12 content provider that fits well with ProQuest's library products. The acquisition of Bigchalk, with its easy-to-use interface technology, establishes ProQuest as the leader in the K-12 marketplace. And ownership of the company should make ProQuest more competitive in school and library consortia bids.

Expand Content: In November 2002 ProQuest Information and Learning and Tribune Company signed a long-term agreement to digitize the *Chicago Tribune* and the *Los Angeles Times* back to their inaugural issues. The agreement also allows ProQuest to distribute more recent content from all 11 of Tribune Company's daily newspapers. ProQuest continued to expand content in the academic arena by signing new publishing agreements with John Wiley & Sons, MIT Sloan Management Review and Kluwer Academic Publishing.

Expand Internationally: In December 2002 ProQuest assumed responsibility for distribution of its products in Latin America and now expects to be more focused on sales growth in this region. In China, a particularly promising market with more than 1,000 libraries, ProQuest's sales grew more than 45 percent in 2002.

We help our customers finish work they have to do, so they can focus on what they love to do.

Who Moved My Exhaust Manifold?

Finding the right part to fix a car became a lot less troublesome when ProQuest invented the first electronic parts catalog (EPC) for auto dealerships in 1987.

But ProQuest didn't stop there. Today's EPCs are more than just catalogs. These automotive parts and service products deliver a complete information solution that includes diagrams, inventory status, service bulletins and even labor-time guides. ProQuest's automotive parts and service products are truly global, published in 17 languages and interfacing with more than 70 automotive dealership management systems worldwide.

All of these features are designed to make a dealership's parts and service department more effective. With ProQuest, dealers and their staffs spend less time in the stockroom and more time under the hood . . . or wherever else they would rather be.

Strategies for Profitable Growth

Penetrate New and Existing Markets: In 2002 ProQuest's Automotive group finished absorbing the migration of 600 General Motors dealers formerly serviced by another company. The Automotive group also added more than 500 new domestic dealers. In 2003 the company also expects to continue to increase revenues in the rapidly developing global market.

Develop New Products: Sales of ProQuest automotive parts and service products increased by 12 percent in 2002. ProQuest's Automotive group successfully delivered on GM's request for a significantly improved automotive parts and service product. The enhanced product offers new capabilities such as "changes only" publishing, which provides up-to-date parts information to customers more quickly. The Automotive group also introduced a new parts and service product for Ford and its 4,500 dealers, laying the foundation for a significant source of revenue in years to come. In 2003 the Automotive group will continue to launch new products, both on traditional platforms and via the Web.

Expand Content: With a new publishing agreement, the Automotive group completed the rollout of automotive parts and service products to Mazda's 700 U.S. dealerships. ProQuest also signed a new agreement with Isuzu. This agreement enables ProQuest to sell parts and service products to Isuzu's 2,500 industrial engine distributors worldwide.

We help our customers finish work they have to do, so they can focus on what they love to do.

To Our Shareholders, Associates and Customers:

This past year was very productive for ProQuest Company – especially in light of weak economies around the world.

We made significant progress along the course we charted in 1999: to strengthen our position as the world leader in providing proprietary content with added value and providing better answers to the classroom, library, automotive and powersports markets.

Growth in 2002 at both ProQuest Information and Learning and ProQuest Business Solutions reflected that progress. Company earnings before interest and taxes (EBIT) increased to almost $90 million – a 17 percent increase over the pro forma 2001 amount. Pro forma earnings per share rose 23 percent to $1.65. Despite soft markets, total revenues increased to more than $428 million, a 7 percent increase over 2001. Significantly, sales of products we expect to help drive our future growth increased even more. Sales of XanEdu products more than doubled in 2002 to nearly $10 million, and sales of our published products – our electronic products that provide users with access to our comprehensive databases, including ProQuest Historical Newspapers™ and topic-specific products – increased 20 percent to $76 million.

Several initiatives and achievements contributed to this growth in 2002 – and all position us well for years to come.

From Microfilm to Interactive. Over time, we successfully transformed this company from a pure aggregator of information on microfilm to a digital republisher of licensed, copyright-cleared information, adding significant value well beyond simple aggregation.

ProQuest Business Solutions revolutionized the microfiche-based automotive parts business when it introduced the electronic parts catalog (EPC) in 1987. Today EPCs are more than just catalogs, and these automotive parts and service products remain the heart of our business. We expanded and enhanced our digital databases to include more sophisticated information, such as labor-time guides, inventory status, service bulletins and technical diagrams. Through acquisitions and continued product development, we now provide dealership planning and performance measurement systems – not just for automotive dealers and manufacturers but for powersports dealers as well. Much of this information is now delivered via Web-based technology.

ProQuest Information and Learning also began as a supplier of microfilmed text. Today this segment is providing innovative education and research-enhancing products, including interactive textbooks, digital course supplements and historical news content online.

And we see potential for much more. Our vast archives hold more than 18,000 periodical titles, 7,000 newspaper titles, one million dissertations, 144,000 out-of-print books, 550 research collections and 15 million proprietary abstracts. Indeed, the power and popularity of this content helped us sustain customer renewal rates of approximately 90 percent in 2002, as well as profitable growth, during a time when many of our customers' budgets were flat or declining.

New Products Drive Growth at Information and Learning. As you might expect of a company digitizing its remarkable collection of newspapers, periodicals and books, ProQuest's new digital collections and databases drive growth. In 2002 we completed digitization of *The Wall Street Journal* and *The New York Times,* dating back to their inaugural issues, and we made rapid progress in digitizing *The Christian Science Monitor* and *The Washington Post.* We also reached an agreement in November with Tribune Company to digitize the *Chicago Tribune* and the *Los Angeles Times,* adding them to our ProQuest Historical Newspaper collection. Despite a tough climate in the library market for new products, sales of ProQuest Historical Newspapers increased in 2002 to more than $4 million.

In 2002 total revenues at ProQuest Information and Learning increased 6 percent to more than $249 million. EBIT increased 7 percent over the 2001 pro forma amount, to $49 million. Sales of digital products increased 11 percent in 2002, and account for approximately 60 percent of Information and Learning's revenues. The remaining 40 percent, about $100 million, came from microform and paper-based products. This highly profitable legacy business is one that we expect to remain steady.

While the library budget environment was challenging, our classroom business was quite brisk. In 2000 we created XanEdu products to serve the $400 million college market for custom course materials and coursepacks. XanEdu products allow professors to tap ProQuest's vast databases and easily create their own online coursepacks for students. Last year, sales of these products continued to grow. Sales more than doubled to nearly $10 million, and professors from major institutions including Arizona State University, Boston University and Harvard University became new customers.

We also took an important step in expanding our reach with the nation's elementary, middle and high schools. On December 30, 2002 we completed the purchase of Bigchalk. Bigchalk develops and markets products and services for





research, curriculum integration and professional development, and it has a great brand name in the K-12 educational community.

ProQuest Business Solutions Continues to Expand. ProQuest Business Solutions recorded an excellent year, as revenues increased 8 percent to almost $179 million, and EBIT increased 23 percent over the pro forma 2001 amount, to more than $52 million. This business, which helps automobile and powersports dealers improve operations and customer service, continues to grow.

Last year was a significant one for customer growth as well. We now provide our automotive parts and service products to more than 600 General Motors dealers formerly serviced by another company. We gained access to more than 700 new Mazda dealers and 2,500 new Isuzu industrial engine distributors through new parts and service information publishing agreements. In addition to these major account victories, our sales representatives picked up more than 500 new domestic dealer accounts through good old-fashioned hustle. Rolling out our products to these new dealers in 2003 is expected to help increase sales.

Our Alison performance measurement product also generated excitement in our automotive business. We won a major new contract with Ford's Premier Auto Group, expanding our relationships with the 2,000 dealers worldwide who carry the prestigious brands Aston Martin, Jaguar, Land Rover and Volvo. We also completed the installation of our new, Web-based technology, NXC, for General Motors Europe. Introduced in 2001 by GME as GM TrackerPac, our product is now available to its 3,000 European dealers.

Our Powersports group that provides dealer management systems and parts and service products to motorcycle, marine and recreational vehicle dealers continued its growth with a 9 percent sales increase over 2001. And we completed development of a new, Web-based dealer management system designed to appeal to smaller dealerships.

Building a Stronger Balance Sheet. In 2002 we greatly improved ProQuest Company's financial position. In June, despite a very bearish stock market, we completed a public offering of 3.7 million new shares of stock and our net proceeds were more than $120 million. We used these proceeds to reduce our net debt by more than 27 percent. We also cut our interest expense to $21 million per year pro forma from $25 million per year.

Despite our progress, the value of ProQuest stock fell. Like that of many companies, our stock was hurt by the worst bear market in more than 60 years. Also like many companies dealing with a weak economy, we lowered sales and profit projections for 2002. Our original forecast – based on a conservative view of what we expected both from the private sector and our customers' publicly funded budgets – proved not conservative enough. And while our revision wasn't the result of any fundamental change in the business, reducing a forecast is a move that Wall Street always penalizes – and ProQuest stock took its licks.

Without question, last year was as challenging as any we have faced in 25 years, particularly at Information and Learning. And while we don't see significant economic improvement in 2003, we are pleased by our progress and energized by the prospect for continued profitable growth for the company.

Excited About 2003. We start 2003 with a strong financial foundation. Our operating cash flow is excellent, our debt is significantly lower, and our balance sheet is strong. Our market positions are firm, and the pipeline is full of exciting new products. We expect an increase in sales next year of 11 percent to 13 percent, an increase in EBIT of 11 percent to 14 percent and free cash flow of $25 million to $30 million.

More important, at a time of some uncertainty in business and around the world, we know who we are, where we're going and how we will get there.

Thanks for your continued confidence in our future. It's a bright one.



James P. Roemer, Chairman of the Board



Alan Aldworth, President and Chief Executive Officer



Interview with Senior Management

Chairman of the Board Jim Roemer, President and Chief Executive Officer Alan Aldworth, and Senior Vice President and Chief Financial Officer Kevin Gregory.

Let's start with strategy. In 2001 you outlined a multipart strategy for ProQuest: to increase sales, develop more revenue-generating alliances and reduce debt. How did you do in 2002?

Jim Roemer: We performed well overall, with revenues increasing by 7 percent and pro forma net earnings increasing by 37 percent. At ProQuest Information and Learning, revenues increased by 6 percent, with revenues of electronic products growing even faster at 11 percent. And we continued to reap the rewards of our investments in innovation. ProQuest Historical Newspapers,™ one of the largest product-development efforts in our history, was a success in its first full year on the market, with sales in excess of $4 million. ProQuest Business Solutions performed even better, with revenues up 8 percent. This was a result of continued market penetration, a transition to Web-based technologies and new and more extensive relationships with auto manufacturers.

In 2002 both businesses established several exciting new publisher relationships, creating revenue-generating alliances. At Business Solutions we entered into publishing agreements with Isuzu, Mazda and Deere & Co. Likewise, our Information and Learning division developed new publishing relationships with Tribune Company and John Wiley & Sons.

During 2002, we significantly strengthened our balance sheet. We successfully reduced our debt to $185 million, net of cash. That's approximately $70 million less than we carried in 2001, and pro forma interest expense dropped to $21 million from $25 million. Finally, shareholders' equity was $130 million at year-end 2002, compared with a negative $45 million in 2001.

Growth through acquisition has been an important strategy, too. How are you progressing there?

Alan Aldworth: In 2002 we continued to make acquisitions consistent with our company strategy. On December 30, 2002, we purchased Bigchalk, a company that develops and markets products and services for research, curriculum integration and professional development in K-12 schools. With an inviting Web interface and content that kids can understand, Bigchalk has one of the best offerings in the business.

Our strategy is very straightforward: acquire companies with complementary content or distribution channels that can be assimilated quickly into our existing businesses. With our reduced debt and improved balance sheet, we have the financial resources to do this. One advantage of the weak economy is that it is a good time to be in position to buy.

With the state of the global economy in 2002, many companies reported decreased sales and earnings. ProQuest, however, posted revenue and earnings growth. How sustainable is ProQuest's record of continued growth in revenues and earnings?

Jim: Our performance in 2002 makes me confident that we can grow even in difficult economic times. We have vast holdings of content, and we are leaders in our respective markets. We apply these advantages to large, growing markets: library, classroom, automotive and powersports.

Our business model proved to be strong in 2002, even in a difficult economy. In 2003 we expect 11 percent to 13 percent revenue growth. As for earnings, we expect 2003 growth of 11 percent to 14 percent.

James P. Roemer
Alan Aldworth
Kevin Gregory



You mentioned ProQuest's growth in difficult economic climates. What impact has the soft economy had on your businesses and on your sales and earnings forecasts?

Alan: I think this year proved that we are resistant to economic downturns, but we are not immune. At Information and Learning, sales of non-subscription products dipped during the fourth quarter when library budgets were squeezed. As a result, that division fell short of our original growth expectations.

In general, we sell products as subscriptions and under contract, so about 80 percent of revenues each year are recurring and known in advance. The remaining 20 percent of sales come from a number of other, somewhat less predictable sources, such as new system installations by Business Solutions and sales of non-subscription library products by Information and Learning.

Can you explain the seasonal nature of the company's cash flow model?

Kevin Gregory: We use cash at the beginning of each year to pay publisher royalties and license fees. We also use cash to pay out the prior year's profit sharing and incentive compensation, and to pre-pay, for the coming year, certain items like insurance. As a result, cash flow from operations tends to be lower during the first six months. We generate a significant amount of cash from operations in the second half of the year. This is primarily driven by Information and Learning's microfilm subscription billings and collections.

What do you expect from cash flow in 2003?

Kevin: Free cash flow – that is, operating cash flow after capital expenditures and expenses for internal-use software – is expected to be $25 million to $30 million. This improvement over 2002 is expected to be driven by earnings growth, growth in non-cash depreciation and amortization, and a decrease in capital expenditures and internal-use software spending.

Looking beyond 2003, we expect ProQuest Company free cash flow to equal net income, less $5 million to $10 million for working capital.

Let's talk about internal investment. What were your capital expenditures, and how much did you invest in research and development?

Kevin: Total capital expenditures in 2002 were $59 million. Of that, we spent $7 million on traditional capital expenditures such as computers and building improvements. The remaining $52 million was spent on product masters: $15 million to develop content for new electronic products, such as ProQuest Historical Newspapers and our Digital Vault Initiative products, and $37 million to convert third-party publisher content into microfilm and electronic form. In addition to capital expenditures, we also spent $22 million on production-software tools, business systems and database-support software. Together, these uses of capital represented about 19 percent of revenues in 2002.

We continue to reduce our cost to digitize content and we expect capital expenditures in 2003 to be $50 million to $55 million. Our internal-use software expense is expected to be about $11 million to $13 million. Therefore, in 2003, these expenses are expected to represent only 13 percent to 14 percent of revenues.

R&D expenses were $22 million in 2002. We're developing digital interactive textbooks for XanEdu, and we're creating more interfaces and search engines, especially in foreign languages. We will manage R&D expenses by outsourcing some technical product creation, and we expect R&D will remain at approximately 5 percent of sales in 2003.

Looking into the individual businesses, how does ProQuest Information and Learning distinguish itself from the competition?

Jim: Information and Learning is unique in two ways. First, we enjoy extraordinary relationships with our publishers. Certainly, they are the lifeblood of our databases – but we've proven over and over that we can repackage and republish their content into new products for new markets. Second, we offer researchers and students vast amounts of data, along with abstracts, indexing and extensive searching tools. We do this with a proven track record of, and commitment to, having product innovation two years ahead of their imaginations.





Interview with Senior Management (cont'd)

Competition exists, though. In 2002 you lost a couple of state library consortia bids. What happened, and how are you responding?

Alan: Actually, we won five of the eight bids we competed for in 2002. With a few consortia bids, however, we felt the only way to win was to give away our product – something we wouldn't do. As a result, we didn't win those contracts. However, in cases where we lose a consortia bid, we go back to sell directly to the individual library members, and historically, we have been able to replace or even exceed the revenue lost.

We believe our acquisition of Bigchalk will enable ProQuest to offer consortia a competitively priced product with a search engine and interface more appropriate for the smaller public library market.

What are your plans for the classroom side of the business?

Jim: With respect to the classroom side of our business, we will focus on XanEdu products in 2003. These products make it easy for professors to build online coursepacks with our customized learning materials, e-content and tools, and to deliver that content directly to the student in the classroom. We expect XanEdu products to generate more than $20 million in sales and to become profitable by the end of 2003, just their third year on the market. We're very excited about these products because XanEdu already has a presence in nearly one in four U.S. colleges, and we have developed coursepacks on hundreds of subjects. In concert with major publishers, we also have developed textbook supplements featuring more than 250 textbook titles for high school and college students.

Alan: Let me add that while we've been serving both classroom and library customers effectively for many years, these are really two very different markets with diverging requirements. Our classroom products, primarily from XanEdu, have a much different sales process. By separating classroom from our library business, and organizing it around customers, users and decision-makers, we can deliver better products and service.

Shifting to Business Solutions, how does this ProQuest division distinguish itself from the competition?

Jim: Like Information and Learning, Business Solutions is distinguished by the quality of its products and by its leading-edge technology. We represent more manufacturers than anyone else, and we have solid relationships with each of them. We consistently introduce innovative technologies, and we continue to develop new products that are essential for the efficient operation of dealerships. In addition, Business Solutions' long contract periods, generally three to five years, present a barrier for any competitor.

On the subject of new technologies, ProQuest Business Solutions has a new Web-based product, NXC. You recently completed the rollout of NXC for General Motors dealers in Europe. How is it doing?

Jim: We're very excited about this product. NXC – which General Motors branded "TrackerPac" for its dealers – is off to a fast start, and now we're talking to virtually every major auto manufacturer about our NXC-based offerings. NXC also has positioned us to move into other product categories. Today, using the metrics gathered from our core products, we sell business planning tools and other solutions that provide manufacturers and their sales reps in the field with information about their dealers.

Finally, Alan, you've succeeded Jim as CEO. What are your priorities for 2003?

Alan: My first priority is to achieve our financial objectives of 11 percent to 13 percent revenue growth and 11 percent to 14 percent EBIT growth. This is essential for us to generate free cash flow of $25 million to $30 million in 2003, another top priority. Reaching those numbers won't happen in a vacuum, though. We'll make appropriate investments in products and people in order to position the company for long-term growth.

And I look forward to working alongside Jim, who will continue as the chairman of ProQuest. He's the architect of ProQuest today, and his experience and guidance will help us get the most out of our talent and our customer relationships.





ProQuest Company prepared these financial statements and is responsible for the accuracy and fair presentation of their contents.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements of ProQuest Company as found in the company's Form 10-K. To obtain a copy of this document, please write to: Mark Trinske, Vice President, Investor Relations, ProQuest Company, 300 N. Zeeb Road, Ann Arbor, MI 48103.

Overview. We are a leading provider of value-added information to the library, classroom, automotive and powersports markets. We have more than 50 years of experience in information and content aggregation. We provide products and services to our customers through two business segments: ProQuest Information & Learning (PQIL) and ProQuest Business Solutions (PQBS). Through our ProQuest Information & Learning segment, which primarily serves the library and classroom markets, we aggregate and publish value-added content from a wide range of sources including newspapers, periodicals and books. Our ProQuest Business Solutions segment is primarily engaged in the delivery of comprehensive parts and service information and business performance products and services to the automotive market. It also provides dealers in the powersports (motorcycle, marine and recreational vehicle) markets with management systems that enable them to better manage inventory, customer service and other aspects of their businesses. In addition, ProQuest Business Solutions provides parts and service information and related products to the outdoor power equipment markets.

Financial information for each of our business segments and operations by geographic area is contained in Note 2 to our Consolidated Financial Statements and is incorporated herein by reference.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to accounting for revenue recognition, royalties, impairment of product masters and goodwill, capitalization and depreciation, allowance for doubtful accounts, income taxes and other contingencies. We base our estimates on historical experience and other assumptions we believe are reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily available from other sources. Actual results may differ from these estimates, which could have a material impact on our financial statements. Our significant accounting policies are described in Note 1 to our consolidated financial statements.

Revenue. We derive revenue from licenses of database content (electronic products), sales of microform (microfilm and microfiche) subscriptions, microfilm backfile sales, paper products, service, software, and equipment. Services consist of translation and training with respect to our automotive parts and service products (APSP) and performance measurement products. Revenues from services accounted for less than 10% of our revenues for 2002, 2001, and 2000.

General Reference Products. For PQIL's General Reference Products, customers purchase access to periodicals, newspapers and other resources contained in our databases in exchange for a fee that normally covers a subscription period of twelve months. PQIL follows the guidance under SAB 101 for all subscription products. Revenue from subscription agreements is recognized ratably over the term of the subscription using the straight-line method.

PQIL provides content on a wholesale basis to premier information companies such as Factiva, LexisNexis and Dow Jones. We receive a royalty from these wholesalers based on the usage of our products by their customers. We recognize this revenue based on the usage of our product.

Published Products. PQIL's Published Products provide users with access to our comprehensive databases, including ProQuest Historical Newspapers,™ Early English Books Online™ (EEBO), and topic specific products on either a subscription basis that normally covers twelve months, or a perpetual license. Revenue from subscription agreements is recognized ratably over the term of the subscription using the straight-line method. For sales of perpetual licenses, revenue is recognized when we provide access to the content and bill the customer.

Traditional Products. PQIL derives revenue from sales of microform subscriptions and backfiles, publishing fees and sales of dissertations. For newspaper subscription products, revenue is recognized ratably over the term of the subscription, which is normally twelve months. For periodical subscription products, we accumulate the product on microfilm and ship the completed microfilm to our customers on a quarterly or annual basis. Revenue for these products is recognized when the product is shipped. For our backfile products, sales of dissertations and publishing fees, revenue is recognized when the product is shipped.

Classroom Products. For the classroom market, we provide digital and paper products. Paper coursepack sales comprised 76.9% of Classroom Product sales in 2002. The revenue is recognized when these products are shipped. The remainder of our sales relate to the access of our digital products. Access to our digital products is provided for the semester the class is being offered, typically a period of four months. Revenue for digital products is recognized ratably, monthly, over the term of the contract.

Automotive Parts and Service Products. A majority of the APSP revenue is related to multiple element contracts in which PQBS provides hardware, database content licenses, and ongoing support to our customers. PQBS follows the guidance under SAB 101 in allocating the contract revenue to the various elements. SAB 101 prescribes that in circumstances where multiple element contracts are being sold, revenue should be allocated to each element based on the relative value of that element to the aggregate value of all elements, irrespective of the dollar amounts ascribed to each element in the related contract. Accordingly, it is necessary for management to determine the fair value of each element. Such determination is judgmental and is typically based on the pricing of similar products that are not part of a multi-element arrangement. The amount assigned to the hardware value is recognized upon shipment of the hardware to the customer. The amounts assigned to the database licenses and the ongoing support are recognized over the term of the contract, typically 36 to 60 months.

Dealer Management Systems (DMS). DMS for powersports customers are made up of a software license, training, and ongoing support and software maintenance. Revenue from sales of DMS systems is primarily recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. This normally occurs when we ship the product. The ongoing support and software maintenance are billed to the customer monthly, and the related revenue is recognized at that time.

In addition to the DMS products, we provide products for the outdoor power equipment markets which are highly customized for the customer. As such, an initial license fee is recognized upon contract acceptance related to the development of an application or licensing of an existing product. An annual license fee is charged in subsequent years and is recognized ratably over that year. Ongoing services revenue is recognized over the term of the contract, typically 60 months.

Royalties. Royalty expense at PQIL, which is included in Cost of Sales, is recorded monthly based on actual monthly revenue and then calculated based on historical average royalty rates by product line. Royalty rates by product line are reviewed on an ongoing basis to ensure that estimates are appropriate and take into consideration any significant changes to the royalty calculations. Estimates are necessary as monthly revenue can be attributable to thousands of publishers, and most of the royalties are paid annually, semi-annually or quarterly. Royalty accruals are reviewed monthly to ensure that we have adequately reserved for all estimated future royalty payments.

Impairment of Product Masters. We review the carrying value of product masters for impairment whenever events or changes in circumstances indicate that the net book value of this asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If such assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal.

Impairment of Goodwill. We review the carrying value of goodwill for impairment annually based on the requirements of the Statement of Financial Accounting Standards ("SFAS") No. 142 *"Goodwill and Other Intangible Assets."* The impairment test requires us to compare the fair value of each reporting unit to its carrying value. The determination whether these assets are impaired involves significant judgment based on long and short-term projections of future performance. Changes in strategy and/or market conditions may result in adjustments to recorded asset balances.

Capitalization and Depreciation. A fixed asset is recognized for items with a purchase price over $1,000 and an estimated useful life of greater than one year. We currently employ the straight-line depreciation method for all fixed assets over the estimated useful life of the asset, except for product masters. Traditional products (microfilm and microfiche) and electronic products both have capitalizable product masters. Costs associated with the creation of traditional and electronic product masters are capitalized. For product masters, PQIL uses the double declining method of depreciation over a 10 year useful life as this methodology most closely mirrors the way in which revenue is derived from the content. In order to facilitate the timely determination of depreciation expense for the year, we use a half-year convention for depreciation.

Management's Discussion and Analysis (cont'd)

Software Capitalization. We follow the guidance in Statement of Position ("SOP") 98-1 *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"* for capitalizing software projects. We consider the following two characteristics when evaluating software for internal use software:

- The software is internally developed, acquired, or modified solely to meet the entity's internal needs.
- During the software's development or modification, no substantive plan exists or is being developed to market the software externally.

In accordance with SOP 98-1, there are three stages identified for development of software:

- preliminary project stage
- application development stage
- post implementation / operating stage

We capitalize computer software costs incurred during the application development stage. All other costs incurred in connection with internal use software are expensed as incurred.

We follow Statement of Financial Accounting Standards ("SFAS") No. 86 *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"* for software projects related to external use. According to SFAS No. 86, there are two types of costs related to a software development project:

- Research and development costs which are incurred internally in creating a computer software product prior to establishing technological feasibility, and
- Software production costs incurred after technological feasibility has been established.

The first type of costs is expensed as incurred while the second type of costs is capitalized and amortized over the estimated economic life of the product. All of our software development projects are amortized on a straight-line basis primarily over 3 to 5 years. Software that is purchased with a license is amortized over the life of the related license.

Allowance for Doubtful Accounts. We estimate a reserve, as required, for outstanding accounts receivable. There are two elements to the calculation of this reserve.

- Specific identification of invoices that are at risk due to performance problems or impending bankruptcy.
- An allowance for all other outstanding receivables is calculated based on historical data, length of time outstanding and other known factors.

Bad debt reserves are reviewed on a quarterly basis and any required adjustments are made.

Income Taxes. Provision is made for the expense, or benefit, associated with taxes based on income. The provision for income taxes is based on laws currently enacted in every jurisdiction in which we do business and considers available laws mitigating the taxation of the same income by more than one jurisdiction. Significant judgment is required in determining our provision for income taxes, current tax assets and liabilities, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. In determining realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations and tax planning strategies in making this assessment. If, after consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized, a valuation allowance is established. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Other Contingencies. Other contingencies are recorded when it is probable that a liability exists and the value can be reasonably estimated.

Results of Operations

	Fiscal Year 2002		Fiscal Year 2001		Fiscal Year 2000	
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Net sales	$ 428.3	100.0%	$ 401.6	100.0%	$ 374.3	100.0%
Cost of sales	(202.8)	(47.3)	(187.0)	(46.6)	(189.2)	(50.5)
Gross profit	225.5	52.7	214.6	53.4	185.1	49.5
Research and development expense	(21.5)	(5.0)	(21.4)	(5.3)	(19.0)	(5.1)
Selling and administrative expense	(114.4)	(26.8)	(124.5)	(31.0)	(123.7)	(33.0)
Restructuring charge	-	-	-	-	(5.2)	(1.4)
(Loss)/gain on sales of assets	-	-	(2.3)	(0.6)	2.7	0.7
Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	89.6	20.9	66.4	16.5	39.9	10.7
Net interest expense	(29.3)	(6.8)	(25.0)	(6.2)	(28.4)	(7.6)
Income tax expense	(17.9)	(4.2)	(15.7)	(3.9)	(4.6)	(1.2)
Equity in loss of affiliate	-	-	(13.4)	(3.3)	(20.8)	(5.6)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 42.4	9.9%	$ 12.3	3.1%	$ (13.9)	(3.7)%

Fiscal Year 2002 Compared to Fiscal Year 2001

Net Sales

	2002	2001
PQIL	$ 249.4	$ 236.0
PQBS	178.9	165.6
Total	$ 428.3	$ 401.6

Our net sales from continuing operations increased $26.7 million, or 6.6%, to $428.3 million in 2002.

Net sales at PQIL increased $13.4 million, or 5.7%, to $249.4 million.

Sales of our general reference products experienced a slight decline in revenue in 2002 primarily related to a drop in reseller content revenues in the corporate sector. While we did experience pressure from the weak economy, we were able to maintain a 90% renewal rate for our installed base and flat revenue performance in that market.

Sales of our published products grew by 20.1% in 2002 primarily driven by the Historical Newspapers product's first full year of sales. Additional growth came from other new products such as Heritage Quest Online for genealogy.

Sales of traditional products experienced a slight decline due to a slowdown in microfilm backfile sales as libraries experienced budget cutbacks.

Sales of our classroom products more than doubled in 2002 as our XanEdu product lines continued to gain market acceptance. Our coursepack products were sold in over 800 higher education institutions, and the average price per coursepack increased by more than 11%.

Net sales at PQBS increased 13.3 million, or 8.0%, to $178.9 million.

Our automotive product revenue increased by 11.7% due to strong hardware sales, price increases of approximately 3% based on escalation clauses in our APSP contracts, converting General Motors dealerships which were formerly serviced by another company to our APSP, and a transition to more web-based technologies for our performance measurement products. We continue to add new dealerships and sell new products to our existing dealership base. In 2002, we commenced new relationships with manufacturers such as Isuzu and Mazda.

Revenue from our powersports and outdoor power products increased 8.9% due to new customers, including a long-term contract with John Deere, and existing customers upgrading to new products. This growth was more than offset by a decrease of $3.4 million in our historic PQBS microfilm business.

Management's Discussion and Analysis (cont'd)

Cost of Sales

	2002	2001
PQIL	$ 135.5	$ 125.5
PQBS	67.3	61.5
Total	$ 202.8	$ 187.0

Our cost of sales increased $15.8 million, or 8.4%, to $202.8 million in 2002. Our gross profit (net sales less cost of sales) percentage decreased from 53.4% to 52.7%. This slight reduction was a result of PQIL's sales mix and in particular, the decrease in high margin corporate reseller and microfilm backfile sales.

Research and Development

	2002	2001
PQIL	$ 11.5	$ 10.0
PQBS	10.0	11.4
Total	$ 21.5	$ 21.4

Research and development expense for fiscal 2002 essentially remained flat compared to 2001. Our research and development expenditures include investments for database and software development, information delivery systems and other electronic products.

Selling and Administrative

	2002	Actual 2001	Pro Forma[1] 2001
PQIL	$ 53.4	$ 60.2	$ 54.5
PQBS	49.5	52.7	50.3
Corporate	11.5	11.6	11.6
Total	$ 114.4	$ 124.5	$ 116.4

1) Pro forma amounts are adjusted to remove goodwill amortization to assist in comparing the results of operations for the periods presented following the adoption of SFAS No. 142 in the first quarter of fiscal 2002.

Selling and administrative expense of $114.4 million decreased $2.0 million, or 1.7%, compared to the pro forma 2001 results or decreased 8.1% when compared to actual results. PQIL expenses as a percentage of sales decreased from 23.1% in 2001 on a pro forma basis or decreased from 25.5% on an actual basis to 21.4% in 2002. This decrease is mainly due to salary and bonus reductions as well as continued focus on cost efficiencies.

PQBS expenses as a percentage of sales decreased to 27.7% compared to pro forma 2001 of 31.8% or actual 2001 of 30.4%. This decrease is primarily due to a reduction of $3.6 million of expenses related to MotorcycleWorld.com, Inc. that was disposed of in 2001.

Earnings from Continuing Operations before Interest and Income Taxes[1]

	2002	Actual 2001	Pro Forma[1] 2001
PQIL	$ 49.0	$ 40.3	$ 46.0
PQBS	52.1	40.0	42.4
Corporate	(11.5)	(11.6)	(11.6)
Loss on sales of assets	-	(2.3)	(2.3)
Total	$ 89.6	$ 66.4	$ 74.5

Earnings from Continuing Operations before Interest and Income Taxes excludes equity in loss of affiliate and cumulative effect of a change in accounting principle.

(1) Pro forma amounts are adjusted to remove goodwill amortization to assist in comparing the results of operations for the periods presented following the adoption of SFAS No. 142 in the first quarter of fiscal 2002.

Reconciliation of non-GAAP to GAAP measure:

	2002	Actual 2001	Pro Forma 2001
PQIL	$ 49.0	$ 40.3	$ 46.0
PQBS	52.1	40.0	42.4
Corporate	(11.5)	(11.6)	(11.6)
Loss on sales of assets	-	(2.3)	(2.3)
Total earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	$ 89.6	$ 66.4	$ 74.5
Interest	$ (29.3)	$ (25.0)	
Income taxes	(17.9)	(15.7)	
Equity in loss of affiliate	-	(13.4)	
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 42.4	$ 12.3	

Earnings from continuing operations before interest and income taxes increased $15.1 million, or 20.3%, to $89.6 million in 2002 compared to the pro forma 2001 results or increased 34.9% when compared to actual results. The increase in earnings from continuing operations was primarily due to growth in the installed base for our APSP solution at PQBS, successfully launching several new electronic products at PQIL and controlling our corporate expenses. Earnings from continuing operations in 2001 were adversely impacted by a loss of $2.3 million from our sale of substantially all of the assets of MotorcycleWorld.com, Inc.

Net Interest Expense

	2002	2001
Interest income	**$ (4.8)**	$ (1.2)
Debt	**12.1**	13.0
Interest rate swaps	**12.8**	3.9
Monetized contracts	**7.2**	7.7
Other	**2.0**	1.6
Total	**$ 29.3**	$ 25.0

Net interest expense increased $4.3 million, or 17.2%, to $29.3 million in 2002, primarily due to an $8.2 million charge taken in the third quarter of 2002 related to the settlement of our interest rate swaps as a result of our debt refinancing. In October 2002, we refinanced $150 million of our debt to long-term fixed rate senior notes with a 5.45% coupon rate. As a result, we are not currently entering into interest rate swap contracts.

The increase in expense was partially offset by an increase in interest income primarily due to a refund on an IRS tax claim. Additionally, interest expense related to debt decreased as a result of lower interest rates. Interest related to monetized contracts decreased due to the reduced level of monetized contracts at PQBS.

Income Tax Expense. Income tax expense increased in 2002 as a result of higher operating earnings, partially offset by a lower effective tax rate for fiscal 2002.

Equity Loss. In 2002, we did not recognize any loss for our equity investment in Bigchalk. Bigchalk's prior losses have fully exceeded our equity investment. We owned approximately 38.0% of Bigchalk on a fully diluted basis as of December 28, 2002.

Discontinued Operations. In 2002 we recognized a gain on sales of discontinued operations of $0.6 million (net of tax) due to a reversal of an accrual which we determined we no longer needed. In 2001, we sold our Imaging, Mail and Messaging Technologies and finance-related businesses for a gain of $3.0 million (net of tax).

Acquisitions. In fiscal 2002, we completed four acquisitions. In January, we purchased Micromedia Ltd. ("Micromedia") for $2.4 million and the assumption of certain liabilities. In August, we purchased MetaText for $2.4 million and the assumption of certain liabilities. In November, we purchased Norman Ross Publishing for $2.1 million and the assumption of certain liabilities. In December, we purchased Courier Custom Publishing for $1.5 million and the assumption of certain liabilities. These acquisitions did not have a material impact on our 2002 consolidated financial statements.

Micromedia is a developer, publisher, and distributor of value-added reference information for the academic library, public library, government and corporate markets. Micromedia licenses Canadian information from media, government and other sources and organizes, abstracts and compiles this information into electronic resources. Micromedia also creates proprietary direct and encyclopedic content. This information is delivered through the Internet, CD-ROM, microfilm and print.

MetaText is a leading provider of digital textbook solutions to the higher education and K-12 textbook markets. MetaText works with textbook publishers and providers of course management systems to create, manage and sell digital versions ("MetaText Editions") of traditionally published textbooks. MetaText Editions are hosted, served and rendered in the MetaText digital textbook platform, which is a web-based, collaborative teaching and learning environment.

Norman Ross Publishing ("NRP") is a publisher of reference books and microfilm. NRP developed its own publishing programs and offers more than 1,000 newspapers on microfilm from more than 40 countries worldwide. NRP represents more than 100 foreign and domestic publishers in microfilm.

Courier Custom Publishing ("CCP2") publishes, prints and sells books. CCP2's lines of business include Specialized Publishing and Customized Education. CCP2 is focused on the education and specialty book publishing markets.

International Operations

	2002	2001	2000
Domestic sales	**$ 330.8**	$ 310.4	$ 293.7
Foreign sales	**97.5**	91.2	80.6
Total sales	**$ 428.3**	$ 401.6	$ 374.3

Foreign sales increased $6.3 million, or 6.9%, to $97.5 million in 2002 as a result of increased sales of our general reference products, published products, and traditional products primarily in the Asian market. Also, revenues from our performance measurement products increased in Europe due to the transition to more web-based technologies at General Motors' European dealerships.

Management's Discussion and Analysis (cont'd)

For PQIL, we generally invoice international customers in U.S. dollars. However, as our international operations have matured we have begun invoicing certain customers in their local currencies.

Our translation and transaction exposure from international operations is immaterial, as it constitutes less than 1% of selling and administrative expense.

Liquidity and Capital Resources

Debt (net of cash and cash equivalents) decreased by $67.8 million to $185.3 million in 2002 as a result of the proceeds from the stock offering of $123.3 million which occurred on June 21, 2002, partially offset by cash used in investing activities, mainly capital and software expenditures.

We generated cash from operations of $70.3 million during 2002, compared to $46.2 in 2001. The increase in cash generated from continuing operations during 2002 compared to 2001 was primarily related to increased earnings ($30.1 million), accounts receivable ($7.2 million), other current assets ($5.4 million) and accrued expenses ($5.5 million). Cash from operations is seasonal with cash typically utilized in the first half of the year and cash typically generated during the second half of the year. Cash is typically generated in the second half of the year primarily because we bill and collect a significant portion of our annual microfilm subscription fees in the late third quarter and during the fourth quarter.

We used $106.0 million of cash in our investing activities for fiscal 2002. Capital expenditures increased $5.7 million or 10.8% over 2001, to $58.6 million due to increased expenditures on Historical Newspapers and other published products. Also in fiscal 2002, we reclassified our software spending from operating cash flow to investing activities. We have also reclassified this item on the 2001 and 2000 Consolidated Statements of Cash Flows, for comparability. We utilized $22.1 million of cash related to several technology projects for our published products, XanEdu production processes and our back office order entry system. These projects were undertaken to improve processes and reduce costs. These projects develop internal use software and are included in Other Assets on our Consolidated Balance Sheet. Additionally, there were several items related to our discontinued operations that impacted investing cash flow for the fiscal year ended December 28, 2002. During 2002, we utilized cash of $16.8 million for the payment of working capital adjustments and retained liabilities related to the sales of discontinued operations in the prior year compared to cash received of $286.9 million in 2001. Finally, $8.4 million of cash was used in the acquisition of Micromedia Ltd., MetaText, Norman Ross Publishing and Courier Custom Publishing.

We generated cash from financing activities of $39.0 million in fiscal 2002. We received net proceeds of $123.3 million, after expenses, in the second quarter of 2002 from our stock offering of 3.7 million shares of common stock at a price of $35.40 per share. We reduced our debt by $67.8 million and used $9.8 million of cash for the settlement of interest rate swaps and treasury locks as a result of our debt refinancing.

With regard to our PQBS APSP agreements, we have monetized a portion of the future cash stream generated by these customer contracts. At the time of monetization, we receive an amount equal to the discounted value of future billings that will be received from the customer. The amount received at the time of monetization is recorded as Monetized Future Billings on our Consolidated Balance Sheet. As the monthly billings are received, this amount is retained by the third party with whom we have monetized these contracts. To the extent the amounts received from monetizing new contracts is less than the billings remitted to the third party, we generate a use of cash in financing activities on our Consolidated Statement of Cash Flows. As a result of refinancing our credit facility, monetization of the APSP contracts is no longer the most cost effective strategy. We intend to reduce the number of APSP contracts that we monetize, while complying with our contractual obligation that exists through September 2004. The monetized future billings and current portion of monetized future billings will decline and there will be a cash flow effect. The reduced level of APSP contract monetization had a negative impact on financing activities for fiscal 2002 of $11.1 million. In 2002, we reclassified the APSP contract monetization to financing activities from operating cash flow. We have also reclassified this item on the 2001 and 2000 Consolidated Statements of Cash Flows, for comparability.

We believe that current cash balances, cash generated from operations, and availability under our revolving credit facility will be adequate to fund the growth in working capital and capital expenditures necessary to support our currently expected sales for the foreseeable future. Under our $175.0 million revolving credit facility, $37.0 million was outstanding as of December 28, 2002. The interest rate on borrowings under the credit facility as of December 28, 2002 was (at our option) either LIBOR + 1.0% ($37.0 million outstanding at December 28, 2002), or the prime rate + 0.25% ($0 outstanding at December 28, 2002).

On January 9, 2003 our Board of Directors approved an authorization to acquire up to 5% of our outstanding shares of our $.001 par value common stock. As of February 19, 2003 we have been actively in the market buying shares under this authority.

A portion of our availability under the credit facility has been utilized to issue letters of credit to support our insurance coverage. At December 28, 2002, the total of the face amounts of the outstanding letters of credit was $2.4 million. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement. At the end of fiscal 2002, we had $135.7 million of additional credit available under our credit facility.

We are in compliance with all debt covenants at December 28, 2002.

Financial Condition

Selected Balance Sheet Information

	As of December 28, 2002	As of December 29, 2001
Accounts receivable, net	**$ 103.5**	$ 89.7
Other current assets	**25.5**	33.3
Long-term receivables	**4.6**	23.2
Other assets	**69.9**	69.7
Accrued expenses	**28.1**	85.7
Deferred income	**109.9**	111.9
Other liabilities	**60.9**	70.8

Accounts receivable increased by $13.8 million during the fiscal year ended December 28, 2002, primarily due to a tax refund due from the U.S. government.

Other current assets decreased primarily due to a reduction of $18.7 million in our deferred tax asset resulting from the realization of the benefit of the tax asset in 2002. Partially offsetting this decrease is the increase in prepaid taxes of $5.7 million related to an overpayment that has been applied to future taxes. Additionally, prepaid royalty payments to publishers increased $6.7 million due to the timing and increases in the royalty payments.

Long-term receivables decreased by $18.6 million, primarily due to the working capital adjustment related to the sale of our North American MMT business and finance-related business, that was finalized in 2002. Included in the proceeds from Glencoe Capital was a seller-financing note in the amount of $21.7 million. As part of the working capital adjustment that was finalized in 2002, the seller note was offset against amounts due to the buyers.

Other assets remained flat due to payments to content providers and for software licenses and developed software totaling $13.0 million, net of amortization. These items assist in digitizing products and facilitate back office functions. This increase was offset by a $13.0 million decrease in our long-term deferred tax asset resulting from the realization of the benefit of the tax asset in 2002.

The decrease in accrued expenses as of December 28, 2002 compared to December 29, 2001, is due to payments of $16.8 million made in 2002 related to discontinued operations and to $21.7 million related to the working capital settlement on the sale of our MMT North American business, our scanner equipment business and our finance-related business. Additionally, accrued taxes decreased by $11.3 million compared to 2001 due to the fact that we paid or deferred our tax liability.

Deferred income decreased by $2.0 million during the fiscal year ended December 28, 2002, due to timing of subscription billing and a slight decline in revenue from our general reference database products in 2002.

Other liabilities decreased by $9.9 million, primarily due to the decrease in interest rate swaps which were settled during 2002 due to our debt refinancing.

Debt Refinancing

On October 3, 2002 we replaced our $375 million credit facility with a $175 million variable rate revolving credit facility due on October 3, 2005, and a private placement of $150 million in 5.45% fixed rate senior notes due October 1, 2012. Interest on the senior notes is payable semi-annually on April 1 and October 1.

The net proceeds from the sale of these notes and the new facility were used to pay off our $375 million revolving credit facility and for general corporate purposes.

As a result of this debt refinancing, we recorded a charge of approximately $8.2 million in interest expense related to settling $200 million notional amount of interest rate swaps outstanding as part of our previous risk management strategy, as well as writing off the remaining deferred fees on the original revolver loan.

The credit facility and the senior notes require compliance with leverage, fixed charge and net worth covenants. We and our two largest domestic operating subsidiaries are jointly and severally liable as guarantors under both agreements. The credit facility contains certain restrictions on the payment of dividends on and repurchases of our common stock.

Management's Discussion and Analysis (cont'd)

Capital Expenditures and Outlook

	2002	2001	2000
Product masters			
PQIL	**$ 51.7**	$43.7	$ 30.2
Fixed capital			
PQIL	**3.8**	5.3	9.1
PQBS	**2.9**	3.7	3.2
Corporate	**0.2**	0.2	0.1
Total fixed capital	**6.9**	9.2	12.4
Total capital expenditures	**$ 58.6**	$52.9	$ 42.6
Software			
PQIL	**$ 20.0**	$16.2	$ 13.5
PQBS	**2.1**	1.7	4.7
Total software expenditures	**$ 22.1**	$17.9	$ 18.2

Capital spending for product masters has increased 71.2% from 2000 to 2002 due to the increasing number of titles we include in our products as well as development of content associated with new published products in our digital vault, for example our Historical Newspapers products.

We expect to meet our needs for working capital for operations, to fund capital expenditures, software spending and potential acquisitions and to meet our debt service requirements through cash generated from operations and our credit facility. Although there are no material commitments for capital spending, we expect capital spending in 2003 to be approximately $50 to $55 million, and software spending to be approximately $11 to $13 million. Capital expenditures will be concentrated primarily on ongoing and new product master prepublication costs that management believes will generate future revenue growth. Our plans are dependent on the availability of funds as well as the identification of projects showing sufficient returns. As a result, there is no assurance that our planned level or type of capital spending will actually occur in the future.

On December 30, 2002, the second day of our 2003 fiscal year, we acquired all of the outstanding interest in Bigchalk for a negotiated value of $27 million, which includes a holdback of approximately $3.4 million which will be paid out over the next 18 months and is net of about $20 million in cash held by Bigchalk that we received upon completion of the acquisition.

Independent Auditors' Report

The Board of Directors of ProQuest Company:

We have audited the accompanying consolidated balance sheets of ProQuest Company and subsidiaries (the "Company") as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ProQuest Company and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for the fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 7 and 8 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142 *"Goodwill and Other Intangible Assets"* in fiscal 2002 and changed its methods of accounting for certain inventory costs and revenue recognition during fiscal 2000.

KPMG LLP

Detroit, Michigan
February 13, 2003

Financial Statements and Supplementary Data

Consolidated Statements of Operations

Fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

(In thousands, except per share amounts)	2002	2001	2000
Net sales	$ 428,324	$ 401,628	$ 374,301
Cost of sales	(202,833)	(186,963)	(189,196)
Gross profit	225,491	214,665	185,105
Research and development expense	(21,529)	(21,381)	(19,034)
Selling and administrative expense	(114,401)	(124,546)	(123,642)
Restructuring charge	-	-	(5,196)
(Loss)/gain on sales of assets	-	(2,312)	2,726
Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	89,561	66,426	39,959
Net interest expense:			
Interest income	4,791	1,159	2,404
Interest expense	(34,050)	(26,198)	(30,765)
Net interest expense	(29,259)	(25,039)	(28,361)
Earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	60,302	41,387	11,598
Income tax expense	(17,922)	(15,727)	(4,639)
Equity in loss of affiliate	-	(13,374)	(20,848)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	42,380	12,286	(13,889)
Earnings from discontinued operations, net (less applicable income taxes of $0, $1,840, and $6,979, respectively)	-	3,002	10,469
Gain on sales of discontinued operations, net (less applicable income taxes of $361, $1,518, and $0, respectively)	639	2,476	-
Cumulative effect of a change in accounting principle	-	-	(65,302)
Net earnings (loss)	$ 43,019	$ 17,764	$ (68,722)
Net earnings (loss) per common share:			
Basic:			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 1.62	$ 0.52	$ (0.59)
Earnings from discontinued operations	-	0.13	0.45
Gain on sales of discontinued operations	0.02	0.10	-
Cumulative effect of a change in accounting principle	-	-	(2.76)
Net earnings (loss) per basic common share	$ 1.64	$ 0.75	$ (2.90)
Diluted:			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 1.59	$ 0.51	$ (0.59)
Earnings from discontinued operations	-	0.13	0.45
Gain on sales of discontinued operations	0.02	0.10	-
Cumulative effect of a change in accounting principle	-	-	(2.76)
Net earnings (loss) per diluted common share	$ 1.61	$ 0.74	$ (2.90)
Average number of common shares and equivalents outstanding:			
Basic	26,190	23,805	23,657
Diluted	26,588	24,077	23,657

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Financial Statements and Supplementary Data (cont'd)

Consolidated Balance Sheets

Assets

Fiscal years ended December 28, 2002 and December 29, 2001

(In thousands)	2002	2001
Current assets:		
Cash and cash equivalents	$ 1,782	$ 495
Accounts receivable, net	103,517	89,726
Inventory:		
Finished products	2,570	1,821
Products in process and materials	2,339	2,620
Total inventory, net	4,909	4,441
Other current assets	25,475	33,283
Total current assets	135,683	127,945
Property, plant, equipment and product masters:		
Land and improvements	878	915
Buildings	30,422	29,334
Machinery and equipment	98,902	109,408
Product masters	360,329	307,215
Total property, plant, equipment and product masters, at cost	490,531	446,872
Accumulated depreciation and amortization	(317,301)	(292,843)
Net property, plant, equipment and product masters	173,230	154,029
Long-term receivables	4,635	23,200
Goodwill	247,354	231,533
Intangibles, net	692	–
Other assets	69,923	69,660
Total assets	$ 631,517	$ 606,367

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Liabilities and Shareholders' Equity (Deficit)
Fiscal years ended December 28, 2002 and December 29, 2001

(In thousands)	2002	2001
Current liabilities:		
Notes payable	$ 62	$ 564
Current maturities of long-term debt	-	292
Accounts payable	38,055	40,469
Accrued expenses	28,090	85,740
Current portion of monetized future billings	26,738	28,948
Deferred income	109,865	111,915
Total current liabilities	202,810	267,928
Long-term liabilities:		
Long-term debt, less current maturities	187,000	252,782
Monetized future billings	51,071	59,933
Other liabilities	60,880	70,796
Total long-term liabilities	298,951	383,511
Shareholders' equity (deficit):		
Common stock (28,482 shares issued and 28,023 shares outstanding at the end of fiscal 2002, and 24,546 shares issued and 24,096 shares outstanding at the end of fiscal 2001)	28	24
Capital surplus	298,548	169,050
Notes receivable for stock purchases	(523)	(1,071)
Retained earnings (accumulated deficit)	(152,832)	(195,851)
Treasury stock, at cost	(11,629)	(11,335)
Other comprehensive income (loss):		
Accumulated foreign currency translation adjustment	(2,506)	1,001
Unrealized loss from derivatives	(947)	(6,890)
Minimum pension liability	(383)	-
Accumulated other comprehensive loss	(3,836)	(5,889)
Total shareholders' equity (deficit)	129,756	(45,072)
Total liabilities and shareholders' equity (deficit)	$ 631,517	$ 606,367

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Financial Statements and Supplementary Data (cont'd)

Consolidated Statements of Cash Flows

Fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

(In thousands)	2002	2001	2000
Operating activities:			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle:	$ 42,380	$ 12,286	$ (13,889)
Adjustments to reconcile earnings (loss) to net cash provided by operating activities:			
Equity in loss of affiliate	-	13,374	20,848
Loss/(gain) on sales of assets	-	2,312	(2,726)
Depreciation and amortization	47,648	53,554	51,737
Deferred income taxes	7,299	5,419	7,314
Interest expense due to swap settlement	7,414	-	-
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(4,732)	(11,882)	(10,066)
Inventory, net	(389)	556	1,802
Other current assets	(4,713)	(10,075)	(2,346)
Long-term receivables	(3,185)	-	2,881
Other assets	432	(265)	(2,689)
Accounts payable	(3,873)	735	2,674
Accrued expenses	(9,466)	(14,958)	2,328
Deferred income	(7,747)	(4,615)	(5,598)
Other long-term liabilities	(1,321)	(2,080)	(173)
Other, net	(502)	1,809	5,369
Net cash provided by operating activities	(70,249)	46,170	57,466
Investing activities:			
Expenditures for property, plant, equipment and product masters	(58,646)	(52,924)	(42,623)
Expenditures for software	(22,149)	(17,942)	(18,168)
Acquisitions, net of cash acquired	(8,393)	(27,803)	(9,650)
Proceeds from asset sales	-	100	2,556
Proceeds from (expenditures associated with) sales of discontinued operations	(16,770)	286,928	-
Net cash (used in) provided by investing activities	(105,958)	188,359	(67,885)
Financing activities:			
Net decrease in short-term debt	(830)	(14,344)	(8,512)
Proceeds from long-term debt	389,170	43,683	37,335
Repayment of long-term debt	(455,244)	(292,896)	(43,747)
Cash paid for settlement of interest rate derivative contracts	(9,765)	-	-
Debt issuance costs	(1,654)	-	-
Monetized future billings	(11,072)	233	-
Proceeds from sales of common stock, net	123,295	-	-
Proceeds from exercise of stock options, net	5,124	11,169	3,389
Purchase of treasury stock	-	-	(2,701)
Net cash provided by (used in) financing activities	39,024	(252,155)	(14,236)
Net cash provided by discontinued operations	-	12,923	28,885
Effect of exchange rate changes on cash	(2,028)	(428)	(1,151)
Increase (decrease) in cash and cash equivalents	1,287	(5,131)	3,079
Cash and cash equivalents, beginning of period	495	5,626	2,547
Cash and cash equivalents, end of period	$ 1,782	$ 495	$ 5,626

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

Fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

(Dollars and shares in thousands)	Common Stock Issued	Common Stock Treasury	Capital Surplus	Notes Receivable for Stock Purchases	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, at the end of fiscal 1999 (Common stock, 23,969 shares; treasury stock, 337 shares)	$ 24	$ (8,792)	$153,654	$(1,544)	$(144,893)	$ (414)	$ (1,965)
Comprehensive income:							
Net earnings	–	–	–	–	(68,722)	–	(68,722)
Foreign exchange translation adjustments	–	–	–	–	–	311	311
Total comprehensive income							(68,411)
Stock options exercised, net 109 shares	–	–	2,941	–	–	–	2,941
Tax benefit from stock options exercised	–	–	113	–	–	–	113
Notes receivable	–	–	–	364	–	–	364
Treasury stock, net 119 shares	–	(2,701)	–	–	–	–	(2,701)
Balance, at the end of fiscal 2000 (Common stock, 24,078 shares; treasury stock, 456 shares)	24	(11,493)	156,708	(1,180)	(213,615)	(103)	(69,659)
Comprehensive income:							
Net earnings	–	–	–	–	17,764	–	17,764
Foreign exchange translation adjustments	–	–	–	–	–	1,104	1,104
Unrealized gain (loss) from derivatives	–	–	–	–	–	(6,890)	(6,890)
Total comprehensive income							11,978
Stock options exercised, net 468 shares	–	–	11,169	–	–	–	11,169
Tax benefit from stock options exercised	–	–	1,173	–	–	–	1,173
Notes receivable	–	–	–	109	–	–	109
Treasury stock, net (6) shares	–	158	–	–	–	–	158
Balance, at the end of fiscal 2001 (Common stock, 24,546 shares; treasury stock 450 shares)	24	(11,335)	169,050	(1,071)	(195,851)	(5,889)	(45,072)
Comprehensive income:							
Net earnings	–	–	–	–	43,019	–	43,019
Foreign exchange translation adjustments	–	–	–	–	–	(3,507)	(3,507)
Minimum pension liability						(383)	(383)
Unrealized gain (loss) from derivatives	–	–	–	–	–	5,943	5,943
Total comprehensive income							45,072
Common stock, $.001 par value, 3,702 shares issued June 21, 2002, net of expenses	4	–	123,291	–	–	–	123,295
Stock options exercised, net 234 shares		–	5,124	–	–	–	5,124
Tax benefit from stock options exercised	–	–	1,083	–	–	–	1,083
Notes receivable	–	–	–	254	–	–	254
Treasury stock, net 9 shares	–	(294)	–	294	–	–	–
Balance, at the end of fiscal 2002 (Common stock, 28,482 shares; treasury stock, 459 shares)	$ 28	$(11,629)	$298,548	$ (523)	$(152,832)	$(3,836)	$129,756

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

(Dollars and shares in thousands, except per share amounts)

Note 1 – Significant Accounting Policies

Nature of Operations. We are a leading provider of value-added information and content to the library, classroom, automotive and powersports markets. We provide products and services to our customers through two business segments: ProQuest Information & Learning ("PQIL"), and ProQuest Business Solutions ("PQBS"). Through our PQIL segment, which primarily serves the library and classroom markets, we aggregate and publish value-added content from a wide range of sources, including newspapers, periodicals and books. Our PQBS segment is primarily engaged in the delivery of comprehensive parts and service information and business performance products and services to the automotive market. It also provides dealers in the powersports (motorcycle, marine and recreational vehicle) markets with management systems that enable them to better manage inventory, customer service and other aspects of their businesses. In addition, PQBS provides parts and service information and related products to the outdoor power equipment markets.

Basis of Presentation. Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Subsequent actual results may differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of ProQuest Company and its majority owned subsidiaries except where control is temporary.

In December 1999, we combined our kindergarten through twelfth grade ("K-12") Internet business with the K-12 Internet business from Infonautics, Inc. to form Bigchalk, Inc. ("Bigchalk"). At the end of fiscal 1999, we owned 69% of the common equity of Bigchalk; such control was temporary, as in January 2000, venture capital financing was raised by Bigchalk which lowered our ownership interest to approximately 45% on a fully diluted basis. Further venture capital financing was raised in December 2000 and February 2001 which lowered our ownership interest to approximately 38% on a fully diluted basis. Accordingly, we account for our ownership interest in Bigchalk using the equity method.

On December 30, 2002, the second day of our 2003 fiscal year, we purchased the remaining 62% of Bigchalk. See Note 22 for further discussion.

In the first quarter of 2000, we adopted a plan to divest our Imaging, Mail and Messaging Technologies and finance-related businesses. Accordingly, the operating results of these businesses have been segregated from our continuing operations and are separately reported as discontinued operations in the consolidated financial statements (See Note 6). We completed our divestiture plan in 2001.

Fiscal Year. Our fiscal year ends on the Saturday nearest to December 31. References to fiscal 2002 are for the 52 weeks ended December 28, 2002, references to fiscal 2001 are for the 52 weeks ended December 29, 2001, and references to fiscal 2000 are for the 52 weeks ended December 30, 2000.

Revenue Recognition. We derive revenues from licenses of database content (electronic products), sales of microform (microfilm and microfiche) subscriptions, microfilm backfile sales, paper products, service, software, and equipment. Revenues from services accounted for less than 10% of our revenues in 2002, 2001, and 2000. Services consist of translation and training with respect to our Automotive Parts and Service Products ("APSP") and performance measurement products.

General Reference Products. For PQIL's General Reference products, customers purchase access to periodicals, newspapers and other resources contained in our databases in exchange for a fee that normally covers a subscription period of twelve months. PQIL follows the guidance under SAB 101 for all subscription products. Revenue from subscription agreements is recognized ratably over the term of the subscription using the straight-line method.

PQIL provides content on a wholesale basis to premier information companies such as Factiva, LexisNexis and Dow Jones. We receive a royalty from these wholesalers based on the usage of our products by their customers. We recognize this revenue based on the usage of our product.

Published Products. PQIL's Published Products provide users with access to our comprehensive databases, including ProQuest Historical Newspapers, EEBO, and topic specific products on either a subscription basis that normally covers twelve months, or a perpetual license. Revenue from subscription agreements is recognized ratably over the term of the subscription using the straight-line method. For sales of perpetual licenses, revenue is recognized when we provide access to the content and bill the customer.

Traditional Products. PQIL derives revenue from sales of microform subscriptions and backfiles, publishing fees and sales of dissertations. For newspaper subscription products, revenue is recognized ratably, over the term of the subscription which is normally twelve months. For periodical subscription products, we accumulate the product on microfilm and ship the completed microfilm to our customers on a quarterly or annual basis. Revenue for these products is recognized when the product is shipped. For our backfile products, sales of dissertations and publishing fees, revenue is also recognized when the product is shipped.

Classroom Products. For our Classroom Products, we generate revenue from digital and paper products. Paper coursepack sales comprised 76.9% of Classroom Product sales in 2002. The revenue is recognized when these products are shipped. The remainder of our sales relate to the access of our digital products. Access to our digital products is provided for the semester the class is being offered, typically a period of four months. Revenue for digital products is recognized ratably, monthly, over the term of the contract.

Automotive Parts and Service Products. A majority of the APSP revenue is related to multiple element contracts in which PQBS provides hardware, database content licenses, and ongoing support to our customers. PQBS follows the guidance under SAB 101 in allocating the contract revenue to the various elements. SAB 101 prescribes that in circumstances where multiple element contracts are being sold, revenue should be allocated to each element based on the relative value of that element to the aggregate value of all elements, irrespective of the dollar amounts ascribed to each element in the related contract. Accordingly, it is necessary for management to determine the fair value of each element. Such determination is judgmental and is typically based on the pricing of similar products that are not part of a multi-element arrangement. The amount assigned to the hardware value is recognized upon shipment of the hardware to the customer. The amounts assigned to the database licenses and the ongoing support are recognized over the term of the contract, typically 36 to 60 months.

Dealer Management Systems. DMS for powersports customers are made up of a software license, training, and ongoing support and software maintenance. Revenue from sales of DMS systems is primarily recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. This normally occurs when we ship the product. The ongoing support and software maintenance are billed to the customer monthly, and the related revenue is recognized at that time.

In addition to the DMS products, we provide products for the outdoor power equipment markets which are highly customized for the customer. As such, an initial license fee is recognized upon contract acceptance related to the development of an application or licensing of an existing product. An annual license fee is charged in subsequent years and is recognized ratably over that year. Ongoing services revenue is recognized over the term of the contract, typically 60 months.

Notes to the Consolidated Financial Statements (cont'd)

Allowance for Doubtful Accounts. We estimate a reserve, as required, for outstanding accounts receivable.

Allowances for doubtful accounts are reviewed on a quarterly basis and any required adjustments to reserve levels are made. Allowances for doubtful accounts at the end of fiscal 2002 and 2001 were $1,434, and $1,353, respectively.

Foreign Currency Translation. The financial position and results of operations of each of our foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses are translated at average exchange rates prevailing during the respective fiscal periods. Assets and liabilities are translated into U.S. dollars using the exchange rates at the end of the respective fiscal periods. Balance sheet translation adjustments arising from differences in exchange rates from period to period are reflected as a separate component of shareholders' equity, and are included in the determination of our other comprehensive income.

Net Earnings (Loss) per Common Share. Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period, and reflects the potential dilution that could occur if all of our outstanding stock options were exercised (calculated using the treasury stock method). A reconciliation of the weighted average number of common shares and equivalents outstanding used in the calculation of basic and diluted net earnings (loss) per common share is shown in the table below for the periods indicated:

	2002	2001	2000
Basic	**26,190**	23,805	23,657
Dilutive effect of stock options	**398**	272	–
Diluted	**26,588**	24,077	23,657

Cash and Cash Equivalents. We consider all highly liquid investments with maturities of three months or less (when purchased) to be cash equivalents. The carrying amount reported in the consolidated balance sheets approximates fair value.

Inventory. Inventory costs include material, labor and overhead. Inventories are stated at the lower of cost (determined using the first-in, first-out ("FIFO") method) or market, net of reserves. During the fourth quarter of 2000, we changed our method of inventory valuation for PQBS from the last-in, first-out ("LIFO") method to the FIFO method as the majority of the inventory items for this business have been continuing to decrease in price. Accordingly, we believe that the FIFO method results in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of this accounting change as required by generally accepted accounting principles. The accounting change lowered net earnings by $105 for 2000.

Property, Plant, Equipment and Product Masters. Property, plant, equipment and product masters are recorded at cost. The straight-line method of depreciation is primarily used, except for PQIL product masters (which represent the cost to create electronic and microform master document copies which are subsequently used in the production process to fulfill customers' information requirements), which are depreciated on the double declining balance method. Estimated lives range from 10 to 40 years for buildings and building improvements, 3 to 15 years for machinery and equipment and 10 years for product masters.

Goodwill and Other Intangible Assets. In the first quarter of fiscal 2002, we adopted SFAS No. 141 *"Business Combinations"* and SFAS No. 142 *"Goodwill and Other Intangible Assets."* Under SFAS No. 141, intangible assets are recognized as assets apart from goodwill when they arise from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations) or if they are separable (capable of being separated or divided from the acquired entity regardless of whether there is an intent to do so). SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis using a two-step goodwill impairment test. The first step of the impairment test requires us to compare the fair value of each reporting unit to its carrying value. If the carrying value is higher than the fair value, there is an indication that an impairment may exist; if the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If there is an indication of impairment, the second step of the impairment test requires us to allocate the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. The amount of the impairment for goodwill is measured as the excess of its carrying value over its fair value.

Impairment of Long-Lived Assets. We review the carrying value of property, plant, equipment and product masters and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal.

Monetized Future Billings. With regard to our PQBS APSP agreements, we have monetized a portion of the future cash stream generated by these customer contracts. At the time of monetization, we receive an amount equal to the discounted value of future billings that will be received from the customer. The amount received at the time of monetization is recorded as Monetized Future Billings in our Consolidated Balance Sheet. As the monthly billings are received, this amount is retained by the third party with whom we have monetized these contracts and a portion of the discount is recognized as interest expense. Our obligation related to certain portions of these monetized amounts will be satisfied within the next twelve months; these amounts have been classified as the Current Portion of Monetized Future Billings. In connection with these transactions, we retain a maximum credit risk of approximately $1.3 million per year.

As part of the sale of discontinued operations, our previously owned financing subsidiary was sold and we entered into certain contractual obligations and must continue to monetize a specified number of new and renewal APSP contracts from customers through September 2004.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock Option Plan. As permitted by SFAS No. 123, *"Accounting for Stock Based Compensation,"* we account for our stock option plan using the intrinsic method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations. Accordingly, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Pro forma net income and earnings per share disclosures for employee stock option grants based on the fair value-based method (defined in SFAS No. 123), whereby the fair value of stock-based awards at the date of grant would be subsequently expensed over the related vesting periods, are indicated below:

	2002	2001	2000
Net earnings (loss), as reported	**$ 43,019**	$17,764	$ (68,722)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(5,429)**	(5,009)	(3,924)
Pro forma net earnings (loss)	**$ 37,590**	$12,755	$ (72,646)
Earnings (loss) per share:			
Basic – as reported	**$ 1.64**	$ 0.75	$ (2.90)
Basic – pro forma	**$ 1.44**	$ 0.54	$ (3.07)
Diluted – as reported	**$ 1.61**	$ 0.74	$ (2.90)
Diluted – pro forma	**$ 1.44**	$ 0.54	$ (3.07)

Notes to the Consolidated Financial Statements (cont'd)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the year ended December 28, 2002: volatility of 40.92%, risk free interest rate of 4.31%, expected lives of five years, and no dividend yield. The following assumptions were used for the year ended December 29, 2001: volatility of 41.03%, risk free interest rate of 4.86%, expected lives of five years, and no dividend yield. For the year ended December 30, 2000, the following assumptions were used: volatility of 20%, risk free interest rate of 6%, expected lives of five years, and no dividend yield.

Derivative Financial Instruments and Hedging Activities. On December 31, 2000, we adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of SFAS No. 133."* SFAS No. 133, as amended, requires that we recognize all derivative instruments as assets or liabilities in the balance sheet at fair value.

Interest Rate Risk. In the past, all of our interest bearing loans and borrowings were subject to interest rate risk. As part of our debt refinancing, during the third quarter of fiscal 2002 we dedesignated and settled $200 million notional amount of interest rate swaps (see Note 13). As a result, we recognized an additional $8,272 in interest expense.

Also in anticipation of our debt refinancing (see Note 13) we entered into Treasury Rate Locks ("locks") in August 2002 with the notional amount of $75 million. These locks effectively fixed the underlying treasury rate for the pricing of our private placement at 3.67% and settled on September 17, 2002, the same day our private placement deal was priced. The unrealized loss of these locks in the amount of $981 (net of tax) was recorded in Other Comprehensive Income, and will be recognized over the life of the notes. Approximately $140 of net derivative losses included in other comprehensive income at December 28, 2002 will be reclassified into earnings within twelve months from that date.

During the third quarter of 2001, we dedesignated $150 million of notional amount swaps due to the sale of discontinued operations (see Note 6). We recognized an additional $6,258 (net of tax) expense as a result of the dedesignation of these cash flow hedges, and reported it as a component of the gain on sales of discontinued operations.

Foreign Exchange Risks. A portion of revenues, earnings and net investment in foreign affiliates is exposed to changes in foreign exchange rates. Substantially all foreign exchange risks are managed through operational means. However, we believe that some foreign exchange risks related to certain transactions are better managed by utilizing foreign currency forwards or option contracts. These contracts are reported at fair value and any changes in fair value are recognized currently in earnings. These contracts have not been designated for hedging treatment under SFAS No. 133, as amended. At December 28, 2002, we did not have any foreign currency forwards or option contracts outstanding.

The following table summarizes the net activities in other comprehensive income related to derivatives classified as cash flow hedges held by us during fiscal 2002:

Balance as of December 29, 2001	$ (6,890)
Net losses reclassified into net earnings	8,323
Year-to-date net unrealized loss on derivatives	(2,913)
Income tax expense related to items of other comprehensive income	533
Total, net of tax	$ (947)

For the year ended December 30, 2000, prior to the adoption of SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* amounts related to derivative contracts were recorded using the previous hedge accounting approach, and gains and losses on derivative instruments were included in the basis of the underlying hedged transaction. We did not recognize the fair values of these derivative financial investments or their changes in fair value in our consolidated financial statements.

New Accounting Pronouncements. In accordance with recently issued and/or adopted accounting pronouncements, we will be required to comply with certain changes in accounting rules and regulations.

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated With Exit or Disposal Activities."* SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. We do not believe the adoption of SFAS No. 146 will have a material impact on our consolidated financial statements.

In December 2002 the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure."* SFAS No. 148 amends SFAS No. 123 *"Accounting for Stock-Based Compensation"* and provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. Also, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. This statement is effective for financial statements for fiscal years ended after December 15, 2002. The adoption of SFAS No. 148 will not have a material impact on our consolidated financial statements due to the fact that we are going to continue to account for our stock option plan in accordance with the provisions of SFAS No. 123 using the intrinsic method prescribed in APB Opinion No. 25.

In November 2002, the Emerging Issues Task Force ("EITF") came to a consensus on EITF 00-21 *"Revenue Arrangements with Multiple Deliverables,"* which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are assessing the impact that adoption of EITF 00-21 will have on our financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") 45 *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* This interpretation expands on disclosures required to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not believe adoption of this interpretation will have a material impact on our consolidated financial statements.

Notes to the Consolidated Financial Statements (cont'd)

Note 2 – Business Segments

Our operating segments are internally organized primarily by the type of products produced and markets served. In accordance with SFAS No. 131 *"Disclosures about Segments of an Enterprise and Related Information,"* we have aggregated similar operating segments into two reportable segments, PQIL and PQBS. (Refer to Note 1 to the Consolidated Financial Statements for a description of segment operations.) We evaluate the performance of and allocate resources to each of the segments based on their operating results excluding interest and taxes. The accounting policies for each of the segments are described in the summary of significant accounting policies in Note 1.

Information concerning our reportable business segments and operations by geographic area for fiscal 2002, 2001, and 2000 for our continuing operations is as follows (dollars in millions):

	ProQuest Information & Learning	ProQuest Business Solutions	Corporate	Total
2002:				
Net sales	$ 249.4	$ 178.9	$ –	$ 428.3
Earnings from continuing operations before interest and taxes	49.0	52.1	(11.5)	89.6
Capital expenditures	55.5	2.9	0.2	58.6
Depreciation and amortization	42.6	4.9	0.1	47.6
Total assets	489.5	105.5	36.5	631.5
2001:				
Net sales	$ 236.0	$ 165.6	$ –	$ 401.6
Earnings from continuing operations before interest and taxes (1)	40.3	37.7	(11.6)	66.4
Capital expenditures	49.0	3.7	0.2	52.9
Depreciation and amortization (2)	45.7	6.7	0.5	52.9
Total assets	428.8	104.3	73.3	606.4
2000:				
Net sales	$ 220.0	$ 154.3	$ –	$ 374.3
Earnings from continuing operations before interest and taxes (1)	25.5	28.0	(13.6)	39.9
Capital expenditures	39.3	3.2	0.1	42.6
Depreciation and amortization (2)	44.2	6.6	0.6	51.4

(1) Earnings from continuing operations before interest, taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle.

(2) Excludes amortization/write-off of deferred financing costs of $0.7 million and $0.3 million in 2001 and 2000, respectively.

Geographic Area Data

	2002	2001	2000
Net Sales: (3)			
United States	$ 330.8	$ 310.4	$ 293.7
Europe/Asia	80.3	58.5	56.9
Other	17.2	32.7	23.7
Total	$ 428.3	$ 401.6	$ 374.3
Total Assets:			
United States	$ 524.7	$ 527.3	$ 460.9
Europe/Asia	95.0	77.5	77.4
Other	11.8	1.6	2.1
Total	631.5	606.4	540.4
Discontinued operations	–	–	261.2
Consolidated	$ 631.5	$ 606.4	$ 801.6

(3) Revenue is classified according to its country of destination (including exports to such areas).

Note 3 – Acquisitions and Disposal of Assets

In January 2002, we acquired Micromedia Ltd. for $2.4 million and the assumption of certain liabilities. The $5.5 million excess of the consideration given and the liabilities assumed over the estimated fair value of identifiable net assets have been recorded as goodwill.

In August 2002, we acquired MetaText for $2.4 million and the assumption of certain liabilities. The $2.0 million excess of the consideration given and the liabilities assumed over the estimated fair value of identifiable net assets have been recorded as goodwill.

In November 2002, we acquired Norman Ross Publishing for $2.1 million and the assumption of certain liabilities. The $3.4 million excess of the consideration given and the liabilities assumed over the estimated fair value of identifiable net assets have been recorded as goodwill.

In December 2002, we acquired Courier Custom Publishing for $1.5 million and the assumption certain liabilities. The $1.3 million excess of the consideration given and the liabilities assumed over the estimated fair value of net identifiable assets have been recorded as goodwill.

These acquisitions have been included in our consolidated financial statements since the date of acquisition. Furthermore, these acquisitions did not have a material effect on our consolidated financial statements.

	Proceeds	Loss on Sale
The fiscal 2001 sales of assets included:		
The sale of MotorcycleWorld.com	$ 100	$ 2,312

On October 31, 2001, we sold certain assets of MotorcycleWorld.com, Inc. ("MCW"), including MCW's various domain names and web site content to Powersports Network, Inc.

	Proceeds	Gain on Sale
The fiscal 2000 sales of assets included:		
The sale of a portion of our investment in our affiliate Bigchalk	$ 1,156	$ 867
The sale of our investment in an entity acquired by Bigchalk in exchange for additional common stock of Bigchalk	–	489
Additional proceeds related to the sale in 1999 of vacant land adjacent to one of our manufacturing operations	1,400	1,370
	$ 2,556	$ 2,726

There were no sales of assets in 2002.

Notes to the Consolidated Financial Statements (cont'd)

Note 4 – Restructuring

In December 1999, the Board of Directors approved a plan to separate our Imaging, Mail and Messaging Technologies and finance-related business from our core information and publishing operations, and to restructure and consolidate our corporate headquarters and certain activities of our continuing operations. The plan was developed to enhance our operational focus and growth prospects and reduce our leverage. In connection with the implementation of this plan, we recorded a charge in continuing operations of $10,505 and an additional charge of $26,260 related to discontinued operations in fiscal 1999.

In fiscal 2000, we recorded additional restructuring charges related to the original plan adopted in 1999. In continuing operations, a charge of $5,196 was recognized in 2000. We also recognized additional charges of $7,394 in discontinued operations in 2000.

During fiscal 2000 and 2001, all employees included in the restructuring plan were terminated.

Note 5 – Income Taxes

The earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle, on which income taxes were provided in fiscal 2002, 2001 and 2000 were:

	2002	2001	2000
United States	$ 56,593	$ 43,568	$ 12,958
Foreign	3,709	(2,181)	(1,360)
Earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of change in accounting principle	$ 60,302	$ 41,387	$ 11,598

The provision for income taxes in fiscal 2002, 2001 and 2000 included the following:

	2002	2001	2000
Current income tax expense (benefit):			
United States	$ (6,987)	$ 10,475	$ 3,509
State and local	(3,238)	803	649
Foreign	549	591	22
Current income tax expense	(9,676)	11,869	4,180
Deferred income tax expense (benefit):			
United States	28,025	3,622	(83)
State and local	305	356	301
Foreign	(732)	(120)	241
Deferred income tax expense	27,598	3,858	459
Income tax expense	$ 17,922	$ 15,727	$ 4,639

The U.S. and state and local current income tax benefit relates to the anticipated refunds from the settlement of several tax audits. The significant components of deferred income tax expense in fiscal 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Deferred income tax expense (benefit), exclusive of components listed below:	$ 2,447	$ 3,900	$ (4,133)
Accrued expenses	6,132	(3,067)	5,862
Property, plant and equipment	3,771	1,541	(12)
Intangibles	18,183	(13,354)	(2,597)
Inventory	(1,328)	7,184	(746)
Operating loss carryforwards	(2,466)	15,178	3,683
Tax credits	859	(7,524)	(1,598)
Deferred income tax expense	$ 27,598	$ 3,858	$ 459

Deferred income taxes are primarily provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The tax effects of the major temporary differences (for both continuing and discontinued operations) that gave rise to the deferred tax asset (liability) at the end of fiscal 2002 and 2001 were as follows:

	2002	2001
Deferred tax assets are attributable to:		
Accrued expenses	$ 1,812	$ 7,944
Deferred compensation	12,407	13,889
Postretirement benefits	703	745
Accounts receivable	437	391
Deferred income	-	10,832
Inventory	1,302	-
Loss carryforwards	46,427	49,535
Tax credits	31,932	32,791
Other	11,184	3,662
Total gross deferred tax assets	106,204	119,789
Valuation allowance	(59,395)	(64,969)
Net deferred tax assets	46,809	54,820
Deferred tax liabilities are attributable to:		
Property, plant and equipment	(14,364)	(10,593)
Intangibles	(27,129)	(8,946)
Deferred income	(1,758)	-
Inventory	-	(26)
Total gross deferred tax liabilities	(43,251)	(19,565)
Net deferred tax asset	$ 3,558	$ 35,255

Notes to the Consolidated Financial Statements (cont'd)

The change in the valuation allowance during 2002 related to the utilization of a capital loss carryover. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 28, 2002, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The differences between our effective rate for income taxes on our continuing operations and the statutory federal income tax rate in fiscal 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal benefit	**1.2**	2.8	6.9
Foreign tax rate differential	**(2.5)**	3.0	7.5
Amortization/write-off of intangibles	**–**	2.0	8.5
Capital loss carryback	**(2.4)**	–	–
Benefit from ETI exclusion	**(1.8)**	(2.4)	(8.1)
Other	**0.2**	(2.4)	(9.8)
Effective income tax rate	**29.7%**	38.0%	40.0%

At the end of fiscal 2002, the foreign net operating loss carryforwards were $7,273 and expire as follows: $3,578 in 2003, $84 in 2006, $519 in 2007 and $3,092 may be carried forward indefinitely.

In the United States, our current tax liability is the greater of our regular tax or alternative minimum tax ("AMT"). To the extent that AMT exceeds regular tax, we are entitled to an AMT credit. At the end of fiscal 2002, we have AMT credits of $12,420 that may be carried forward indefinitely and used as credits in future tax returns against regular tax in the event that the regular tax exceeds the AMT.

Income taxes paid, net of refunds, for fiscal 2002, 2001 and 2000 were $10,426, $2,516 and $4,708 respectively.

Note 6 – Discontinued Operations

In the first quarter of fiscal 2000, we adopted a plan to divest our Imaging, Mail and Messaging Technologies ("MMT") in both the North American and international markets and our financing subsidiary. Accordingly, the operating results and net assets of these businesses have been segregated from our continuing operations. The Consolidated Statements of Operations separately reflect the earnings of these businesses. The interest on our debt that was assumed by the buyers was specifically allocated to discontinued operations, the imputed interest associated with the monetized future billings was allocated to continuing operations, and the remainder of the interest expense was allocated between continuing and discontinued operations based on the average asset basis. The Consolidated Balance Sheets separately reflect the net assets of these businesses as a non-current asset.

Results from discontinued operations are shown in the tables below for the fiscal years indicated:

2001 *Fiscal year ended December 29, 2001*	MMT NA and Finance-Related Business	Imaging	MMT International	Total Discontinued Operations
Net sales	$259,618	$ 10,924	$ 29,542	$300,084
Earnings (loss) before restructuring charge, interest and income taxes	12,993	1,133	(893)	13,233
Restructuring charge	–	–	–	–
Earnings (loss) before interest and income taxes	$ 12,993	$ 1,133	$ (893)	$ 13,233
Interest expense, net	–	–	–	(8,391)
Income tax expense	–	–	–	(1,840)
Earnings from discontinued operations	–	–	–	$ 3,002

2000 *Fiscal year ended December 30, 2000*	MMT NA and Finance-Related Business	Imaging	MMT International	Total Discontinued Operations
Net sales	$358,597	$134,003	$ 83,518	$576,118
Earnings (loss) before restructuring charge, interest and income taxes	20,046	16,611	664	37,321
Restructuring charge	(1,879)	(2,347)	(3,168)	(7,394)
Earnings (loss) before interest and income taxes	$ 18,167	$ 14,264	$ (2,504)	$ 29,927
Interest expense, net	–	–	–	(12,479)
Income tax expense	–	–	–	(6,979)
Earnings from discontinued operations	–	–	–	$ 10,469

In February 2001, we sold our Imaging business to Kodak for $135,000. In June 2001, we sold a majority of MMT's foreign operations to Pitney Bowes for $51,000. In September 2001, we sold our North American MMT business and finance-related business to Glencoe Capital for $145,000 less amounts retained by the buyer for proposed working capital adjustments. Included in the proceeds from Glencoe Capital was a seller-financing note in the amount of $21,750. As part of the working capital adjustment that was finalized in 2002, the seller note was offset against amounts due to buyers.

Further, gains or losses resulted from the sale of each discontinued business, and were derived as follows (dollars in millions):

Total Year

	2001
Purchase price	$ 331.0
Net assets, reserves, and expenses	327.0
Gain on sales	4.0
Income tax expense	1.5
Gain on sales of discontinued operations, net of tax	$ 2.5

The gain from sales of discontinued operations recognized in 2002 was due to a reversal of an accrual which we determined was no longer needed.

Notes to the Consolidated Financial Statements (cont'd)

Note 7 – Cumulative Effect of a Change in Accounting Principle
In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, *"Revenue Recognition in Financial Statements"* ("SAB 101"). As a result of this pronouncement, we modified our accounting for revenue from new online subscriptions in the PQIL segment, and from APSP agreements in the PQBS segment beginning in fiscal 2000.

Consistent with the SEC guidelines contained in SAB 101, beginning in fiscal 2000, revenue for new online subscriptions at PQIL and associated selling costs, primarily commissions, are recognized equally throughout the initial subscription period, with appropriate cost deferral. Previously, such revenue was recognized during the initial subscription period in proportion to costs incurred, in order to yield a constant gross profit percentage throughout the subscription period.

Under the new method of revenue recognition at PQBS, all Automotive Parts and Service Products content revenue and associated selling costs are recognized over the term of the agreement using the straight-line method. Previously, we recognized revenue related to the content element of these agreements and associated selling costs primarily upon delivery of the product to the customer, with a portion deferred and recognized on the straight-line basis over the initial agreement period. Historically, PQBS monetized a portion of the revenue recognized under the PQBS customer agreements. We recorded the amount monetized as Monetized Future Billings on our Consolidated Balance Sheet. This amount will be recognized as the services are provided to the customers under the customer agreements.

The cumulative effect of adopting these changes in accounting for revenue are reported as a cumulative effect of a change in accounting principle of $65,302 (net of a tax benefit of $38,500) as of the beginning of fiscal 2000. The effect of the changes in fiscal 2002 and 2001 was to increase earnings from continuing operations by approximately $11,300 (or $0.42 per diluted share) and $4,900 (or $0.20 per diluted share), respectively and decrease earnings from continuing operations in 2000 by $8,000 (or $0.34 per diluted share).

As a result of the changes in the methods of accounting for revenue, approximately $114,800 of revenue recognized in fiscal 1999 and prior years was reversed and included in the cumulative effect adjustment determined as of the beginning of fiscal 2000. Of this amount $24.0 million, $31.7 million and $44.3 million was recognized in 2002, 2001 and 2000, respectively, and $14.8 million will be recognized in 2003 and future years.

Note 8 – Goodwill and Other Intangible Assets
In the first quarter of fiscal 2002, we adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis.

The following sets forth a reconciliation of net earnings and earnings per share information adjusted for the non-amortization provisions for SFAS No. 142 for the periods indicated:

			Fiscal year ended
	December 28, 2002	December 29, 2001	December 30, 2000
Earnings / (loss) from continuing operations before cumulative effect of a change in accounting principle	**$ 42,380**	$ 12,286	$ (13,889)
Earnings from discontinued operations, net of tax	**–**	3,002	10,469
Gain on sales of discontinued operations, net of tax	**639**	2,476	–
Cumulative effect of a change in accounting principle	**–**	–	(65,302)
Add back: Goodwill amortization, net of tax	**–**	5,051	4,717
Adjusted net earnings (loss)	**$ 43,019**	$ 22,815	$ (64,005)

	December 28, 2002	December 29, 2001	December 30, 2000
Basic net earnings per share:			
Earnings from continuing operations	**$ 1.62**	$ 0.52	$ (0.59)
Earnings from discontinued operations	**–**	0.13	0.45
Gain on sales of discontinued operations	**0.02**	0.10	–
Cumulative effect of a change in accounting principle	**–**	–	(2.76)
Add back: Goodwill amortization	**–**	0.21	0.20
Adjusted basic net earnings (loss) per share	**$ 1.64**	$ 0.96	$ (2.70)

	December 28, 2002	December 29, 2001	Fiscal year ended December 30, 2000
Diluted net earnings per share:			
Earnings from continuing operations	**$ 1.59**	$ 0.51	$ (0.59)
Earnings from discontinued operations	**–**	0.13	0.45
Gain on sales of discontinued operations	**0.02**	0.10	–
Cumulative effect of a change in accounting principle	**–**	–	(2.76)
Add back: Goodwill amortization	**–**	0.21	0.20
Adjusted diluted net earnings (loss) per share	**$ 1.61**	$ 0.95	$ (2.70)

The changes in the carrying amount of goodwill for the fiscal year ended December 28, 2002 are as follows:

	PQIL	PQBS	Total
Balance as of December 30, 2001	$ 183,948	$ 47,585	$ 231,533
Reclassification of goodwill previously included in other assets	2,054	–	2,054
Goodwill acquired [1]	13,767	–	13,767
Balance as of December 28, 2002	$ 199,769	$ 47,585	$ 247,354

(1) Goodwill consists of current year acquisitions as well as the finalization of our preliminary purchase price allocations for prior year acquisitions.

As of December 28, 2002, our intangible assets and related accumulated amortization consisted of the following:

	Gross	Accumulated Amortization	Net
Customer lists	$ 692	$ –	$ 692
Total Intangibles, net	$ 692	$ –	$ 692

We did not record any amortization expense during 2002. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years is as follows: 2003: $285; 2004: $285; 2005: $122; 2006: $0; 2007: $0.

During 2002, we acquired the following intangible assets:

		Weighted Average Amortization Period
Customer lists	$ 692	2.5 years
Total Intangibles, net	$ 692	

Note 9 – Other Current Assets

Other current assets at the end of fiscal 2002 and 2001 consisted of the following:

	2002	2001
Short-term deferred tax asset	**$ 493**	$ 19,167
Prepaid taxes	**5,674**	–
Prepaid royalties	**13,289**	6,614
Commissions	**2,456**	2,385
Other	**3,563**	5,117
Total	**$ 25,475**	$ 33,283

Note 10 – Other Assets

Other assets at the end of fiscal 2002 and 2001 consisted of the following:

	2002	2001
Long-term deferred tax asset	**$ 3,065**	$ 16,088
Licenses, net	**11,031**	10,939
Purchased/developed software, net	**46,899**	33,995
Long-term commissions	**4,766**	5,277
Other	**4,162**	3,361
Total	**$ 69,923**	$ 69,660

Notes to the Consolidated Financial Statements (cont'd)

Included in amortization expense is software amortization of $9,545, $9,070 and $8,995 for the years 2002, 2001, and 2000, respectively. Furthermore, in 2002, we capitalized approximately $2,400 for external use software. This project has not started to be amortized, due to the fact that it will not be completed until 2003. Also included in amortization expense is license amortization of $1,947, $336 and $484 for the years 2002, 2001 and 2000, respectively.

Note 11 – Accrued Expenses

Accrued expenses at the end of fiscal 2002 and 2001 consisted of the following:

	2002	2001
Salaries and wages	$ 11,582	$ 18,105
Profit sharing	3,416	2,954
Reserve for working capital and other adjustments related to businesses sold	-	26,750
Accrued income taxes	37	11,365
Other	13,055	26,566
Total	$ 28,090	$ 85,740

Note 12 – Other Liabilities

Other liabilities at the end of fiscal 2002 and 2001 consisted of the following:

	2002	2001
Deferred compensation and pension benefits	$ 39,343	$ 42,841
Interest rate swaps	-	10,093
Other	21,537	17,862
Total	$ 60,880	$ 70,796

Note 13 – Debt and Lines of Credit

Debt at the end of fiscal 2002 and 2001 consisted of the following:

	2002	2001
Notes payable	$ 62	$ 564
Long-term debt:		
5.45% senior notes due 10/01/12	$ 150,000	$ -
Revolving credit agreement	37,000	252,700
Other long-term debt	-	374
Long-term debt	187,000	253,074
Less: current maturities	-	292
Long-term debt, less current maturities	$ 187,000	$ 252,782

The weighted average interest rate on our borrowings at the end of fiscal 2002 and 2001 was 4.85% and 5.75%, respectively.

Under our revolving credit agreement ("Credit Agreement"), the maximum amount available is currently $175,000. The final maturity date of the Credit Agreement is October 3, 2005, with no principal payments due until that date. The interest rate on borrowings under the Credit Agreement is determined at the time of borrowing, and is based upon our leverage ratio. The interest rate in effect as of December 28, 2002 was (at our option), either LIBOR + 1.00% ($37.0 million outstanding at December 28, 2002), or the prime rate + 0.25% ($0 outstanding at December 28, 2002).

Under the agreement related to our senior notes ("Note Purchase Agreement"), we borrowed $150 million in 2002. The final maturity date of the Note Purchase Agreement is October 1, 2012, with no principal payments due until October 1, 2006. The notes will amortize in seven equal annual payments of $21.4 million, beginning October 1, 2006 and ending on October 1, 2012. The interest rate on these senior notes is fixed at 5.45% and is payable semi-annually.

The Credit Agreement and the Note Purchase Agreement require compliance with leverage, fixed charge and net worth covenants. We and our two largest domestic operating subsidiaries are jointly and severally liable as guarantors under both agreements. The Credit Agreement contains certain restrictions on the payment of dividends on and repurchases of our common stock.

A portion of our availability under the Credit Agreement has been utilized to issue letters of credit to support our insurance coverage. At December 28, 2002, the total of the face amounts of the outstanding letters of credit was $2,350. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement. At the end of fiscal 2002, we had $135,650 of additional credit available under our Credit Agreement.

For the five years subsequent to 2002, annual maturities of long-term debt are: 2003 – $0; 2004 – $0; 2005 – $37,000; 2006 – $21,400, and 2007 – $21,400.

All amounts outstanding under the Credit Agreement are due October 3, 2005.

Interest paid for continuing and discontinued operations in fiscal 2002, 2001 and 2000 was $34,048, $49,053 and $54,074, respectively.

Note 14 – Fair Value of Financial Instruments

Our financial instruments include accounts receivable, long-term receivables, accounts payable and long-term debt. We believe that fair value approximates book value for accounts receivable, long-term receivables, and accounts payable. The fair value of long-term debt is based on quoted market prices for the same or similar issues or the current rates offered to us for debt with the same or similar maturities and terms. At December 28, 2002 and December 29, 2001 long-term debt was recorded at $187,000 and $252,782, respectively. At December 28, 2002, $37,000 of the long-term debt was part of a revolving line of credit. The entire outstanding balance at December 29, 2001 was on a revolving line of credit.

Following is a summary of financial instruments where the fair values differ from the recorded amounts as of December 28, 2002 and December 29, 2001:

	December 28, 2002		December 29, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt:				
5.45% senior notes due on 10/01/12	$ 150,000	$ 151,095	$ –	$ –
Revolving credit agreement	37,000	37,000	252,700	252,700
Other long-term debt	–	–	82	82
Total long-term debt	$ 187,000	$ 188,095	$ 252,782	$ 252,782

The following methods and assumptions were used to estimate the fair value of the financial instrument:

The fair value of the 5.45% senior notes at December 28, 2002, recorded at $150,000 is based on quoted market prices. The carrying amount of the revolving line of credit was assumed to approximate fair value due to the floating market interest rates to which the revolving line of credit is subject.

Note 15 – Leases

We lease certain facilities and equipment for production, selling and administrative purposes. Future minimum rental payments required under long-term noncancelable operating leases at the end of fiscal 2002 were as follows:

2003	$ 16,407
2004	13,065
2005	6,168
2006	3,830
2007	2,734
Subsequent to 2007	3,693
Total	$ 45,897

Total rental expenses for fiscal 2002, 2001, and 2000 were $19,235, $16,714 and $21,798, respectively.

Note 16 – Profit-Sharing, Pension, and Other Postretirement Benefit Plans

Eligible employees of our domestic and Canadian operations who elect to do so participate in defined contribution profit-sharing retirement plans. The amounts charged to earnings for fiscal 2002, 2001, and 2000 related to these plans were $3,324, $3,121 and $8,114, respectively.

We also have defined benefit pension plans covering certain domestic and international employees. The benefits are primarily based on years of service and/or compensation during the years immediately preceding retirement. We fund our foreign plans based on local statutes and fund our domestic plans in amounts that fulfill the funding requirements of the Employee Retirement Income Security Act of 1974. Plan assets consist principally of common stocks, fixed income securities and cash equivalents.

In addition, we have contributory and non-contributory postretirement medical benefit plans and a non-contributory postretirement life insurance benefit plan covering certain domestic employees. All of these other postretirement benefit plans are unfunded.

Notes to the Consolidated Financial Statements (cont'd)

The net cost (income) of pension and other postretirement benefit plans for fiscal 2002, 2001, and 2000 was as follows:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$ 637**	$ 1,491	$ 3,217	**$ 56**	$ 39	$ 243
Interest cost	**4,409**	4,305	6,009	**145**	137	1,301
Expected return on plan assets	**(3,450)**	(4,306)	(8,829)	**-**	–	–
Amortization of prior service cost	**205**	257	222	**-**	–	–
Recognized net actuarial loss/(gain)	**69**	82	(1,196)	**-**	26	392
Net pension and other postretirement benefit cost (income)	**$ 1,870**	$ 1,829	$ (577)	**$ 201**	$ 202	$ 1,936

The funded status of pension and other postretirement benefit plans at the end of fiscal 2002 and 2001 was as follows:

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Change in Benefit Obligation:				
Benefit obligation, beginning of year	**$ 70,692**	$ 95,626	**$ 2,148**	$ 16,624
Service cost	**637**	1,491	**56**	39
Interest Cost	**4,409**	4,305	**145**	137
Participant contributions	**142**	421	**-**	–
Effect of sold businesses [1]	**(8,420)**	(25,670)	**-**	(16,152)
Actuarial loss/(gain)	**1,943**	(2,760)	**182**	1,810
Benefits paid	**(3,437)**	(2,721)	**(291)**	(310)
Benefit obligation, end of year	**$ 65,966**	$ 70,692	**$ 2,240**	$ 2,148
Change in Plan Assets:				
Fair value, beginning of year	**$ 46,822**	$ 88,323	**$ -**	$ –
Actual loss on plan assets	**(6,801)**	(5,144)	**-**	–
Participant contributions	**142**	421	**-**	–
Effect of sold businesses [1]	**(7,038)**	(36,185)	**-**	–
Company contributions	**2,017**	2,128	**291**	310
Benefits paid	**(3,437)**	(2,721)	**(291)**	(310)
Fair value, end of year	**$ 31,705**	$ 46,822	**$ -**	$ –
Funded/(unfunded) status	**$ (34,261)**	$(23,870)	**$ (2,240)**	$ (2,148)
Unrecognized net actuarial loss/(gain)	**11,549**	(647)	**182**	–
Unrecognized prior service cost	**413**	561	**-**	–
Accrued benefit cost	**$ (22,299)**	$(23,956)	**$ (2,058)**	$ (2,148)
Amounts Recognized in the Consolidated Balance Sheets:				
Accrued benefit liability	**$ (22,897)**	$(23,956)	**$ (2,058)**	$ (2,148)
Minimum pension liability	**598**	–	**-**	–
Net amount recognized	**$ (22,299)**	$(23,956)	**$ (2,058)**	$ (2,148)
Weighted Average Assumptions as of End of Year:				
Discount rate	**6.06%**	6.35%	**6.75%**	7.25%
Expected return on plan assets	**7.00**	8.50	**-**	–
Rate of compensation increase	**4.18%**	4.28%	**-**	–
Rate of healthcare benefit cost increase [2]	**-**	–	**11.00%**	10.00%

(1) In 2002, a portion of the Imaging pension plan was transferred to the buyer, based on employee election. In 2001, the Mail and Messaging Technologies pension plan was transferred to the buyer at the date of sale.

(2) For 2002, the assumed rate of healthcare benefit cost increase is 11.0% through 2003, then decreases to 6.0% over ten years, by one-half percent each year. For 2001, the assumed rate of healthcare benefit cost increase was 10.0% through 2002, then decreased to 5.5% over ten years, by one-half percent each year.

For our unfunded supplemental pension plans, the projected benefit obligation and accumulated benefit obligation at the end of fiscal 2002 and 2001 were as follows:

	2002	2001
Projected benefit obligation	**$ 20,697**	$ 19,571
Accumulated benefit obligation	**$ 19,489**	$ 19,556

Assumed future health care cost trend rates have a significant effect on postretirement medical benefit costs. A one percentage point change in the assumed health care cost trend rates would have the following effects:

1% Increase	
Benefit obligation, end of fiscal 2002	$ 170
Net postretirement benefit cost for fiscal 2002	$ 18
1% Decrease	
Benefit obligation/(asset), end of fiscal 2002	$ (159)
Net postretirement benefit cost/ (income) for fiscal 2002	$ (16)
1% Increase	
Benefit obligation, end of fiscal 2001	$ 119
Net postretirement benefit cost for fiscal 2001	$ 15
1% Decrease	
Benefit obligation/(asset), end of fiscal 2001	$ (113)
Net postretirement benefit cost/ (income) for fiscal 2001	$ (13)

Note 17 – Common Stock

We have 50,000 authorized shares of common stock, ($.001 par value per share), 28,482 shares issued and 28,023 outstanding as of December 28, 2002, and 24,546 shares issued and 24,096 shares outstanding as of December 29, 2001. On June 21, 2002, we successfully completed a stock offering of 3.7 million shares of $.001 par value common stock at a price of $35.40 per share in which we received net proceeds of $123.3 million, after offering expenses.

Our Credit Agreement contains certain restrictions on the payment of dividends on and repurchases of our common stock (see Note 13).

Note 18 – Stock Compensation Plans

Stock Option Plan. In fiscal 1995, we adopted the 1995 Stock Option Plan (the "Option Plan"), under which 2,160 shares of common stock were reserved for issuance. In fiscal 1998, we increased the shares reserved for issuance under the Option Plan to 3,660 and in 2002, we increased the shares reserved for issuance under the option plan to 5,060. The Option Plan is administered by the Compensation Committee of the Board of Directors which has authority to determine which of our officers and key employees will be granted options. All options are granted at not less than the fair market value on the date of the grant.

In fiscal 1996, we adopted the Non-Employee Director's Stock Option Compensation Plan. Each non-employee board member receives an annual stock option grant made as of the last day of trading of our common stock in the second fiscal quarter. The stock option grant permits a non-employee Director to purchase shares of our common stock at an exercise price not less than the market value of the common stock on the date the option is granted. The options vest six months after the grant date and have a ten-year term.

Additionally, concurrent with the initial public equity offering, we granted options for 1,115 shares to certain senior executives ("Senior Executive Grantees"), with a series of six option exercise prices (the first of which equaled the initial public equity offering price, with each subsequent exercise price set at 120% of the preceding exercise price). The term for these options was six years, with the options vesting in installments commencing after year three. In fiscal 1999, the unvested options set to expire in May 2000, were extended through May 2005. In fiscal 1999, options for 100 shares were granted to one of the Senior Executive Grantees, which have a six-year term and which vest after three years.

Options may be granted to other of our officers and key employees ("Key Executive Grantees"), selected by the Compensation Committee. At the end of fiscal 2002, we had options outstanding for 1,194 shares to the Key Executive Grantees. The term for these options is ten years, vesting in equal annual increments over either a three-year or a five-year period.

At the beginning of fiscal year 2001, we implemented a long-term incentive benefit for one of our key executives which is comprised of two elements: a grant of 406 options and an incentive compensation arrangement. The options have a ten year term and vest after seven years, however, some or all of these options may vest after three years if certain stock price targets are exceeded. The Incentive Compensation Agreement is based on 406 stock appreciation units. During 2001, we recognized $4,000 of expense which was the amount stated in the Incentive Compensation Agreement due for the successful completion of the sale of one of our discontinued operations as well as an additional $1,000 in expense based on the appreciation of our stock price at December 29, 2001. During 2002, we reversed the $1,000 accrual, based on our December 28, 2002 stock price. The amount associated with the completion of the sale of one of our discontinued operations has been paid out to the key executive.

Notes to the Consolidated Financial Statements (cont'd)

A summary of the stock option transactions for fiscal 2000, 2001 and 2002 is as follows:

	Senior Executive Grantees		Key Executive Grantees		Director Grantees	
	Shares (000s)	Weighted Average Exercise Price	Shares (000s)	Weighted Average Exercise Price	Shares (000s)	Weighted Average Exercise Price
Balance at the end of fiscal 1999	1,167	$ 29.87	914	$ 28.45	45	$ 30.41
2000:						
Granted	–	–	805	22.79	14	24.25
Exercised	–	–	(91)	16.38	–	–
Forfeited/cancelled	–	–	(540)	18.29	(6)	30.24
Options outstanding at the end of fiscal 2000	1,167	$ 29.87	1,088	$ 23.91	53	$ 28.76
Options exercisable at the end of fiscal 2000	801	$ 30.33	227	$ 26.39	39	$ 30.44
Weighted average fair value of options granted during fiscal 2000		–		7.07		9.95
2001:						
Granted	406	25.26	398	24.15	10	31.00
Exercised	(182)	20.39	(269)	24.46	–	–
Forfeited/cancelled	(353)	32.91	(93)	28.13	(9)	29.40
Options outstanding at the end of fiscal 2001	1,038	$ 25.65	1,124	$ 23.21	54	$ 29.16
Options exercisable at the end of fiscal 2001	508	$ 31.19	317	$ 24.12	54	$ 29.16
Weighted average fair value of options granted during fiscal 2001		4.06		8.86		12.72
2002:						
Granted	–	–	403	34.61	7	35.50
Exercised	–	–	(223)	23.71	–	–
Forfeited/cancelled	–	–	(110)	27.94	–	–
Options outstanding at the end of fiscal 2002	1,038	$ 25.65	1,194	$ 27.08	61	$ 29.86
Options exercisable at the end of fiscal 2002	608	$ 31.51	437	$ 24.43	61	$ 29.86
Weighted average fair value of options granted during fiscal 2002		$ –		$ 14.49		$ 14.70

The following table provides additional information with respect to stock options outstanding at the end of fiscal 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 15.01 – $ 20.00	753	8.9	$ 17.88	202	$ 19.48
20.01 – 25.00	297	9.3	22.91	98	23.02
25.01 – 30.00	353	4.2	27.39	285	26.89
30.01 – 35.00	500	6.0	32.72	372	32.53
35.01 – 40.00	376	7.7	36.98	149	38.25
$ 40.01 – $ 45.00	14	10.3	40.82	–	–
	2,293	7.4	$ 26.51	1,106	$ 28.62

Securities authorized for issuance under equity compensation plans at December 28, 2002 are as follows:

Plan Category

(In thousands, except per share amounts)	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans[a]
Equity compensation plans approved by security holders	2,293	$ 26.51	1,636
Equity compensation plans not approved by security holders	–	–	–
Total	2,293	$ 26.51	1,636

(a) Excludes securities reflected in the first column, "Number of securities to be issued upon exercise of outstanding options and rights."

Employee Stock Purchase Plan. In fiscal 1996, our Board of Directors adopted the Associate Stock Purchase Plan ("ASPP"), whereby employees are afforded the opportunity to purchase ProQuest Company shares, by authorizing the sale of up to 500 shares of common stock. The purchase price of the shares is 95% of the lower of the closing market price at the beginning or end of each quarter. Under SFAS No. 123, the ASPP is a non-compensatory plan.

Note 19 – Foreign Currency Transactions

In the past we have entered into contracts to buy or sell foreign currencies, primarily British pounds and Canadian dollars. These contracts are properly recorded at fair market value with the changes in fair value recognized in interest expense and have not been designated for hedging treatment under SFAS No. 133, as amended. At December 28, 2002 we have no outstanding foreign currency contracts.

Net foreign currency transaction (losses) gains for fiscal 2002, 2001 and 2000 of $(616), $(1,121) and $193, respectively, have been included in the earnings of the respective periods.

Notes to the Consolidated Financial Statements (cont'd)

Note 20 – Contingent Liabilities

We are involved in various legal proceedings incidental to our business. Management believes that the outcome of such proceedings will not have a material adverse effect upon our consolidated operations or financial condition.

A portion of our availability under our Credit Agreement has been utilized to issue letters of credit to support our insurance coverage. At December 28, 2002, the total of the face amounts of the outstanding letters of credit was $2,350. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement.

We have one guarantee outstanding as of December 28, 2002, related to the APSP contracts that we have monetized with a third party. In connection with these transactions, we retain maximum credit risk of approximately $1,300 per year, in cases where our dealership customers cease paying their monthly contract amount. This amount may be reduced by $1,000 if we are able to successfully remarket any hardware that we recover from the dealership.

Note 21 – Related Party Transactions

We have made loans (the balance of which totaled $523 at the end of fiscal 2002) to certain key current and former executives in connection with their purchases of our common stock. Pursuant to the terms of such loans, the shares acquired are pledged as security. Todd Buchardt was the only current officer with a loan outstanding at the end of fiscal 2002, with a balance of $127. Each loan is evidenced by an installment note maturing five years from the date of the note and bearing interest at our marginal rate of borrowing. Interest and principal may be deferred until the maturity date.

In January 2000 and February 2001, our affiliate, Bigchalk, raised venture capital financing totaling $75 million. One of the venture capital firms providing this financing was Core Learning Group, LLC, who contributed a total of $27.2 million for approximately 25% of Bigchalk. Two of our directors own a majority interest in Core Learning Group, LLC. In addition, one of these directors contributed $2.5 million for approximately 2% of Bigchalk.

Note 22 – Investments in Affiliates

In December 1999, we combined our K-12 Internet business with the K-12 Internet business of Infonautics, Inc., to form Bigchalk. Bigchalk develops and markets products and services for research, curriculum integration, assessment, peer collaboration, professional development, online community and e-commerce for teachers, students, parents, librarians and school administrators in the K-12 educational community. As a result of both venture capital financing and the exchange of our investment in an entity acquired by Bigchalk for additional shares in Bigchalk, we owned approximately 38% of Bigchalk on a fully diluted basis as of December 28, 2002. In 2002, we recognized $0 for our equity in Bigchalk's loss as their prior losses have fully exceeded our equity investment. On December 30, 2002, the second day of our 2003 fiscal year, we purchased the remainder of Bigchalk (See Note 24).

In fiscal 2002, we received $3.0 million in royalty revenue from Bigchalk for our content that is sold in their products.

Summarized financial information of Bigchalk for fiscal 2002 (unaudited) and 2001 was as follows:

Condensed Statement of Operations:

	2002	2001
Net sales	$ 26,546	$ 28,152
Gross profit	18,666	18,494
Loss before income taxes	(9,361)	(71,292)
Net loss	$ (9,209)	$ (70,574)

Condensed Statement of Financial Condition:

	2002	2001
Current assets	$ 25,244	$ 28,985
Non-current assets	9,423	18,852
Total assets	$ 34,667	$ 47,837
Current liabilities	$ 16,926	$ 20,592
Non-current liabilities	136,624	117,344
Stockholders' deficit	(118,883)	(90,099)
Total liabilities and stockholders' deficit	$ 34,667	$ 47,837

Note 23 – Interim Financial Information (unaudited)

The following table presents our quarterly results of continuing operations for fiscal 2002 and fiscal 2001:

	1Q	2Q	3Q	4Q	Total Year
2002:					
Net sales	$ 102,752	$ 108,980	$ 106,370	$ 110,222	$ 428,324
Gross profit	55,002	57,360	54,276	58,853	225,491
Earnings from continuing operations	8,278	10,151	5,962	17,989	42,380
Earnings per basic share:					
Earnings from continuing operations	0.34	0.41	0.21	0.64	1.62
Earnings per diluted share:					
Earnings from continuing operations	0.34	0.40	0.21	0.64	1.59

	1Q	2Q	3Q	4Q	Total Year
2001:					
Net sales	$ 95,853	$ 100,743	$ 98,617	$ 106,415	$ 401,628
Gross profit	48,713	55,188	54,063	56,701	214,665
Loss on sales of assets (1)	–	–	–	(2,312)	(2,312)
Equity in loss of affiliate	(5,471)	(6,101)	(1,802)	–	(13,374)
Earnings (loss) from continuing operations	(573)	16	3,889	8,954	12,286
Earnings per basic share:					
Earnings (loss) from continuing operations	(0.02)	–	0.16	0.37	0.52
Earnings per diluted share:					
Earnings (loss) from continuing operations	(0.02)	–	0.16	0.37	0.51

(1) See Note 3 to the Consolidated Financial Statements for a description of our gain/(loss) on sales of assets.

Note 24 – Subsequent Events

On December 30, 2002, the second day of our 2003 fiscal year, we purchased the remaining 62% of Bigchalk for a negotiated value of $27 million, which was net of approximately $20 million in cash held by Bigchalk, which we received after the acquisition. As a result of this acquisition, 100% of Bigchalk's operating results will be consolidated in our future financial statements.

On January 9, 2003, our Board of Directors approved an authorization to acquire up to 5% of our outstanding shares of our $.001 par value common stock.

GAAP Reconciliations

Net Earnings & EPS*

	2002		2001		% Increase (Decrease)	
	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
Net earnings (pro forma)	**$ 43,887**	**$ 1.65**	$32,144	$ 1.34	37%	23%
One-time tax benefit	**3,622**	**0.13**	–	–	N/A	N/A
Settlement of interest rate swaps/ write-off of deferred revolver fees	**(5,129)**	**(0.19)**	–	–	N/A	N/A
Loss on sale of assets	–	–	(1,433)	(0.06)	N/A	N/A
Equity in loss of affiliate	–	–	(13,374)	(0.56)	N/A	N/A
Income from discontinued operations	–	–	3,002	0.13	N/A	N/A
Gain on sales of discontinued operations	**639**	**0.02**	2,476	0.10	(74)	(80)
Effect of adopting FAS 142 – goodwill amortization	–	–	(5,051)	(0.21)	N/A	N/A
Net earnings (GAAP)	**$ 43,019**	**$ 1.61**	$17,764	$ 0.74	142%	118%

**See references in 2002 Financial Highlights and on pages 12 and 14 of this report.*

SG&A*

	2002	2001	% Increase (Decrease)
SG&A (pro forma)	**$ 114,401**	$ 116,399	(2)%
Effect of adopting FAS 142 - goodwill amortization	–	8,147	(100)
SG&A (GAAP)	**$ 114,401**	$ 124,546	(8)%

**See reference in 2002 Financial Highlights.*

Net Interest Expense*

	2002	2001	% Increase (Decrease)
Net interest expense (pro forma)	**$ 20,987**	$ 25,039	(16)%
Settlement of interest rate swaps / write-off of deferred revolver fees	**8,272**	–	N/A
Net interest expense (GAAP)	**$ 29,259**	$ 25,039	17%

**See references in 2002 Financial Highlights and on pages 13 and 14 of this report.*

Income Tax Expense*

	2002	2001	% Increase (Decrease)
Income tax expense (pro forma)	$ 24,687	$ 19,702	25%
One-time tax benefit	(3,622)	–	N/A
Settlement of interest rate swaps / write-off of deferred revolver fees	(3,143)	–	N/A
Loss on sale of assets	-	(879)	N/A
Goodwill amortization	-	(3,097)	N/A
Income tax expense (GAAP)	$ 17,922	$ 15,727	14%

See reference in 2002 Financial Highlights.

EBIT*

	2002	Actual 2001	FAS 142 Adjustment	Pro Forma 2001	% Increase (Decrease)
PQIL	$ 48,963	$ 40,241	$ (5,816)	$ 46,057	6%
PQBS	52,064	39,866	(2,331)	42,197	23
Corporate	(11,466)	(11,369)	–	(11,369)	1
Total EBIT	$ 89,561	$ 68,738	$ (8,147)	$ 76,885	17%
Loss on sale of assets	$ -	$ (2,312)			
Interest	(29,259)	(25,039)			
Income taxes	(17,922)	(15,727)			
Equity in loss of affiliate	-	(13,374)			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 42,380	$ 12,286			

**See references in 2002 Financial Highlights and on pages 12 and 13 of this report.*

Note Regarding Forward-Looking Statements: *Except for the historical information and discussions contained herein, statements contained in this release may constitute forward-looking statements that involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from those projected in forward-looking statements made by, or on behalf of us. Factors that could cause or contribute to such differences include risks detailed in Part 1, Item 1 under the caption Risk Factors and elsewhere in the Annual Report on Form 10-K.*

In some cases, you can identify forward-looking statements by terminology such as "may," will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "projects," "intends," "prospects," "priorities," or the negative of such terms or similar terminology.

Principal Corporate Officers

James P. Roemer
Chairman of the Board

Alan Aldworth
President and Chief Executive Officer

Kevin G. Gregory
Senior Vice President
Chief Financial Officer

Todd W. Buchardt
Senior Vice President
General Counsel and Secretary

Linda Longo-Kazanova
Senior Vice President
Human Resources and Business Optimization

Mark Trinske
Vice President
Investor Relations

Board of Directors

James P. Roemer
Chairman of the Board
ProQuest Company

Alan Aldworth
President and Chief Executive Officer
ProQuest Company

David Bonderman
Founding Partner
Texas Pacific Group

David G. Brown
Managing Partner
Oak Hill Venture Partners

William E. Oberndorf
Managing Director
SPO Partners & Co.

Gary L. Roubos
Director, Retired Chairman and Chief Executive Officer
Dover Corp.

John H. Scully
Managing Director
SPO Partners & Co.

William J. White
Professor
Northwestern University

General and Shareholder Information

Corporate Headquarters

ProQuest Company
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.761.4700 fax: 734.997.4040
info@proquest.com
www.proquestcompany.com

Principal Locations

ProQuest Information and Learning
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.761.4700 fax: 734.975.6450
info@il.proquest.com
www.il.proquest.com

XanEdu
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 800.218.5971 fax: 734.975.6440
contact@xanedu.com
www.xanedu.com

ProQuest Business Solutions
3900 Kinross Lakes Parkway, Richfield, OH 44286
telephone: 330.659.1600 fax: 330.659.1601
info@pbs.proquest.com
www.pbs.proquest.com

ProQuest Powersports
5184 Wiley Post Way, Salt Lake City, UT 84116
telephone: 801.521.0300 fax: 801.521.0329
sales@lightspeeddms.com
www.proquestpowersports.com

Other ProQuest Locations:

North America
Atlanta, Georgia
Detroit, Michigan
Los Angeles, California
Louisville, Kentucky
Oklahoma City, Oklahoma
Toronto, Ontario
West Palm Beach, Florida
Wooster, Ohio

Other
Cambridge, England
Frankfurt, Germany
Madrid, Spain
Manchester, England
Paris, France
Reading, England
Sydney, Australia
Tokyo, Japan
Turin, Italy

Independent Public Accountants
KPMG LLP
150 West Jefferson, Suite 1200, Detroit, MI 48226

Investor Relations
Mark Trinske
Vice President, Investor Relations
ProQuest Company
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.997.4910 fax: 734.997.4040
mark.trinske@proquest.com
www.proquestcompany.com

Publications
The company's annual report on Form 10-K and quarterly reports on Form 10-Q are available free of charge from:

ProQuest Company
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.761.4700 fax: 734.997.4040
invest@proquest.com
www.proquestcompany.com

Shareholder Information
For address changes, account consolidation, registration changes, lost stock certificates, stock holdings or other shareholder matters, please contact:

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 9187, Canton, MA 02021
telephone: 816.843.4299
www.equiserve.com

Stock Listed and Traded
ProQuest Company common stock is listed and traded on the New York Stock Exchange and on the Chicago Stock Exchange under the ticker symbol PQE.

ProQuest

COMPANY®

PQE

LISTED

NYSE